Exhibit 99.5

(CONVENIENCE TRANSLATION INTO ENGLISH OF CONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH) D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AT 1 JANUARY - 31 DECEMBER 2025 TOGETHER WITH INDEPENDENT AUDITOR’S REPORT

DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Maslak no1 Plaza Eski Büyükdere Caddesi Maslak Mahallesi No:1 Maslak, Sarıyer 34485 İstanbul, Türkiye Tel : +90 (212) 366 6000 Fax : +90 (212) 366 6010 www.deloitte.com.tr Mersis No: 0291001097600016 Ticari Sicil No : 304099 (CONVENIENCE TRANSLATION OF INDEPENDENT AUDITOR’S REPORT ORIGINALLY ISSUED IN TURKISH) INDEPENDENT AUDITOR'S REPORT To the General Assembly of D-Market Elektronik Hizmetler ve Ticaret A.Ş. A) Report on the Audit of the Consolidated Financial Statements 1) Opinion We have audited the consolidated financial statements of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“the Company”) and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Turkish Financial Reporting Standards (TFRS). 2) Basis for Opinion We conducted our audit in accordance with the Standards on Independent Auditing (“SIA”) which is a part of Turkish Auditing Standards published by the Public Oversight Accounting and Auditing Standards Authority (“POA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics for Independent Auditors (including Independence Standards) (“Code of Ethics”) published by the POA, together with the ethical requirements that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Deloitte refers to a Deloitte member firm, one of its related entities, or Deloitte Touche Tohmatsu Limited (“DTTL”). Each Deloitte member firm is a separate legal entity and a member of DTTL. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more about. © 2026. For information, contact Deloitte Türkiye, Member of Deloitte Touche Tohmatsu Limited.

3) Other Matters The independent audit of the Group’s consolidated financial statements for the year ended 31 December 2024 was conducted by another independent auditor. The predecessor auditor expressed an unmodified opinion on the consolidated financial statements in its independent auditor’s report dated 30 July 2025. 4) Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key Audit Matter How the matter was addressed in the audit Revenue recognition The Group generated net sales revenue of TL 84,651,820 thousand during the year ended 31 December 2025. As disclosed in Note 2, revenue is recognized at its fair value when it can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue represents one of the most significant balances in the Group’s consolidated statement of profit or loss and has a significant impact on the Group’s key performance indicators. Accordingly, substantial audit effort was devoted to this area and revenue recognition was a key audit matter. The Group’s revenue primarily comprises sales of goods to end customers through its online platform and commission income generated from its marketplace operations. Revenue from the sale of goods and the rendering of services is recognized based on the invoiced amount at the point when the related performance obligations are satisfied, in accordance with the accrual principle. Revenue generated from these operations consists of a high volume of individually low-value transactions. For the reasons described above, we considered revenue recognition to be a key audit matter. Disclosures relating to revenue are included in Notes 2.7 and 18 to the consolidated financial statements. Our audit procedures in relation to revenue recognition included, among others, the following: • Assessing whether the accounting policies applied for revenue recognition were in accordance with TFRS and had been applied consistently throughout the reporting periods. • Identifying the key information systems used in processing revenue transactions and testing user access controls, change management controls and IT operations controls over these systems with the assistance of our information technology specialists. We also evaluated the effectiveness of system interface controls and automated controls embedded within the revenue processes. • Testing the controls designed to ensure the accuracy and completeness of the key data used in revenue recognition and assessing the reliability of the data used in revenue calculations. • Performing detailed substantive testing on a sample basis for selected merchandise sales and marketplace commission transactions by comparing the amounts recognized with the relevant supporting documentation, verifying the mathematical accuracy of the recorded amounts and reconciling collections from card payment transactions with the underlying accounting records.

5) Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with TFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. 6) Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Responsibilities of independent auditors in an independent audit are as follows: Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the SIA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with the SIA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. (The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.) • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

6) Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements ( cont’d) • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

B) Report on Other Legal and Regulatory Requirements In accordance with paragraph four of the Article 398 of the Turkish Commercial Code No. 6102 (“TCC”), the auditor’s report on the system and the committee of early detection of risk has been submitted to the Board of Directors of the Company on 28 August 2026 In accordance with paragraph four of the Article 402 of TCC, nothing has come to our attention that may cause us to believe that the Group’s set of accounts and financial statements prepared for the period 1 January - 31 December 2025 does not comply with TCC and the provisions of the Company’s articles of association in relation to financial reporting. In accordance with paragraph four of Article 402 of the TCC, the Board of Directors provided us with all the required information and documentation with respect to our audit, excluding the annual report. Additional paragraph for convenience translation to English In the accompanying consolidated financial statements, the accounting principles described in Note 2 (defined as Turkish Accounting Standards/Turkish Financial Reporting Standards) differ from International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board with respect to the presentation requirements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with IFRS. DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş. Member of DELOITTE TOUCHE TOHMATSU LIMITED Okan Öz Partner İstanbul, 28 August 2026

Contents Page Consolidated statement of financial position..................................................................................... 1-2 Consolidated statement of profit or loss............................................................................................ 3 Consolidated statement of other comprehensive income................................................................. 3 Consolidated statement of changes in equity ................................................................................... 4 Consolidated statement of cash flow ................................................................................................ 5 Notes to the consolidated financial statements................................................................................. 6-66

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of financial position at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (1) Audited Audited Current Period Prior Period Note 31 December 2025 31 December 2024 ASSETS Current assets: Cash and cash equivalents 3 11,307,632 8,835,465 Restricted cash 205,052 177,059 Financial investments 4 2,016,090 3,121,445 Trade and loan receivables - Due from related parties 6, 25 206 19,057 - Due from third parties 6 5,940,627 5,617,587 - Loan receivables 6 298,643 986,762 Inventories 8 8,729,268 7,855,450 Prepaid expenses 9 516,706 441,892 Current income tax assets 24 382,410 88,978 Contract assets 10 - 58,550 Other current assets 16 270,551 94,944 Total current assets 29,667,185 27,297,189 Non-current assets: Loan receivables 26,751 114,655 Property and equipment 11 1,087,477 1,088,256 Intangible assets 12 3,872,140 4,003,522 Right of use assets 13 2,204,016 1,701,293 Prepaid expenses 9 39,800 15,014 Goodwill 537 537 Deferred tax assets 25 47,929 - Other non-current assets 16 755 1,223 Total non-current assets 7,279,405 6,924,500 Total assets 36,946,590 34,221,689 These consolidated financial statements have been approved by Board of Directors on 28 August 2026. The General Assembly has the right to amend these consolidated financial statements. The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of financial position at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (2) Audited Audited Current period Prior period Note 31 December 2025 31 December 2024 LIABILITIES AND EQUITY Current liabilities Bank borrowings 5 596,550 2,202,507 Lease liabilities 13 1,050,937 535,459 Wallet deposits 261,187 232,474 Trade payables - Due to related parties 6,26 - 16,939 - Due to third parties 6 25,879,493 19,599,492 Payables related to employee benefits 15 118,741 125,244 Other payables 7 456,679 876,156 Deferred income 9 214,185 560,995 Short-term provisions - Short-term provisions for employment benefits 15 1,016,638 683,420 - Other short-term provisions 14 322,167 284,111 Contract liabilities 10 2,785,921 2,496,045 Other current liabilities 16 687,784 641,603 Total current liabilities 33,390,282 28,254,445 Non-current liabilities Lease liabilities 13 778,337 764,000 Long-term provisions - Long-term provisions for employment benefits 15 262,943 201,287 Deferred income 9 502,513 654,391 Other non-current liabilities 16 919 - Total non-current liabilities 1,544,712 1,619,678 Shareholders’ equity Share capital 17 72,369 65,200 Adjustment to share capital 17 877,173 877,173 Treasury shares 17 (320,970) (320,970) Other reserves 15 - 1,440,737 Share premium 17 19,713,114 27,370,776 Other comprehensive losses that will not be reclassified in profit or loss (290,607) (285,642) Restricted reserves 17 30,600 30,600 Accumulated losses (12,370,907) (22,729,611) Net loss for the year (5,699,176) (2,100,697) Total equity 2,011,596 4,347,566 Total liabilities and equity 36,946,590 34,221,689 The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of profit or loss and other comprehensive income for the period 1 January - 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (3) Audited Audited Current period Prior period Note 1 January-31 December 2025 1 January-31 December 2024 PROFIT OR LOSS Revenue 18 84,651,820 74,669,572 Cost of sales (-) 18 (64,805,556) (55,924,725) Gross profit 19,846,264 18,744,847 General administrative expenses (-) 19 (8,440,001) (8,099,782) Marketing, sales and distribution expenses (-) 19 (12,356,252) (10,186,681) Other operating income 21 2,247,230 2,407,270 Other operating expenses (-) 21 (5,287,274) (4,560,788) Operating loss (3,990,033) (1,695,134) Income from investment activities 22 472,301 778,444 Expenses from investment activities (-) 22 (2,257) - Operating loss before financial (expense)/income (3,519,989) (916,690) Financial income 23 3,105,208 2,706,123 Financial expenses and fee (-) 23 (8,683,685) (6,534,778) Monetary gains 24 3,356,145 2,644,648 Loss before taxation from continued operations (5,742,321) (2,100,697) Current Period Tax Expense (-) 25 (6,012) - Deferred Tax Income 25 49,157 - Loss for the period from continued operations (5,699,176) (2,100,697) Attributable to: Equity holders of the parent (5,699,176) (2,100,697) Loss for the period (5,699,176) (2,100,697) Basic and diluted loss per share 29 (15.31) ) (6.40) OTHER COMPREHENSIVE INCOME/(EXPENSE) Items not to be reclassified to profit or loss Loss arising from defined benefit plans 15 (3,737) (28,890) Tax effect of actuarial loss of defined benefit plan (1,228) - TOTAL COMPREHENSIVE INCOME/(LOSS) (5,704,141) (2,129,587) Attributable to: Equity holders of the parent (5,704,141) (2,129,587) The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of changes in equity for the period 1 January - 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (4) Items not to be reclassified to profit or loss Share Adjustment Treasury Other Share Loss arising from Restricted Accumulated Loss for Total capital to share capital shares reserves premiums defined benefit plans reserves losses the period equity Balance at 1 January 2024 65,200 877,173 (320,970) 1,205,203 27,370,776 (256,752) 30,600 (22,872,355) 142,744 6,241,619 Transfers - - - - - - - 142,744 (142,744) - Acquisition of treasury shares (Note 17) - - - - - - - - - - Share-based payments (Note 15) - - - 235,534 - - - - - 235,534 Net profit for the period - - - - - - - - (2,100,697) (2,100,697) Other comprehensive loss - - - - - (28,890) - - - (28,890) Balance at 31 December 2024 65,200 877,173 (320,970) 1,440,737 27,370,776 (285,642) 30,600 (22,729,611) (2,100,697) 4,347,566 Balance at 1 January 2025 65,200 877,173 (320,970) 1,440,737 27,370,776 (285,642) 30,600 (22,729,611) (2,100,697) 4,347,566 Transfers - - - - - - (2,100,697) 2,100,697 - Capital increase (Note 17) 7,169 - - - 4,164,791 - - - - 4,171,960 Share-based payments (Note 15) - - - 76,098 - - - - - 76,098 Modification of equity-settled awards (Note 15) - - - (1,516,835) - - - 636,948 - (879,887) Transfer to accumulated losses (Note 17) - - - - (11,822,453) - - 11,822,453 - - Net loss for the period - - - - - - - - (5,699,176) (5,699,176) Other comprehensive loss - - - - - (4,965) - - - (4,965) Balance at 31 December 2025 72,369 877,173 (320,970) 19,713,114 (290,607) 30,600 (12,370,907) (5,699,176) 2,011,596 The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of cash flow for the period 1 January - 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (5) Audited Audited Current period Prior period 1 January - 1 January-Note 31 December 2025 31 December 2024 A. Net cash provided by operating activities 9,732,604 6,180,621 Net profit/(loss) for the year (5,699,176) (2,100,697) Adjustments to reconcile net profit/(loss) for the year 14,257,086 12,084,040 Adjustments related to financial expenses and fee 21, 23 11,549,248 9,580,709 Adjustments related to interest income 21, 22, 23 (4,136,431) (4,063,251) Adjustments related to changes in unrealised foreign exchange differences (428,994) (674,547) Adjustments related to depreciation and amortization 20 3,171,434 2,680,858 Adjustments related to impairment loss/(reversal) 6, 8 1,238,644 524,961 Adjustments related to fair value losses 4 (64,703) (167,046) Adjustments related to provisions 14, 15 957,758 890,126 Monetary losses 2,013,275 3,312,230 Adjustments for tax expense 25 (43,145) - Changes in working capital 4,243,441 (2,035,133) Adjustments for increase in inventories (1,158,546) (463,766) Adjustments for increase in trade and loan receivables (155,853) (2,694,618) Adjustments for increase in trade payables 6,570,639 (296,274) Adjustments regarding increase in other receivables on operations (436,873) 1,063,180 Adjustments regarding increase in other payables on operations (575,926) 356,345 Net cash from operating activities (3,068,747) (1,767,589) Payments related with employee benefits 15 (1,300,821) (414,854) Interest received 1,425,428 1,797,838 Interest paid (2,977,269) (3,075,043) Other cash inflows/(outflows) (216,085) (75,530) B. Cash flows from investing activities 1,139,852 (626,733) Purchase of tangible and intangible assets 11, 12 (2,414,849) (2,631,648) Proceeds from sales of tangible and intangible assets 7,355 19,356 Cash inflows from sale of financial investment 4 3,395,329 8,046,523 Cash outflows from purchase of financial investment 4 (2,386,119) (8,414,213) Interest received 2,538,136 2,353,249 C. Cash flows from financing activities (6,261,945) (4,603,019) Proceeds from borrowings 27 8,389,902 6,837,080 Repayment of borrowings 27 (9,859,023) (4,962,417) Lease payments 27 (1,123,562) (616,958) Interest paid (7,841,222) (5,860,724) Capital increase 17 4,171,960 - Net increase/(decrease) in cash and cash equivalents before the effect of currency translation reserves (A+B+C) 4,610,511 950,869 D. Effects of exchange rate changes on cash and cash equivalents 36,752 65,342 E. Inflation effect on cash and cash equivalents (2,183,505) (2,574,926) Net increase in cash and cash equivalents (A+B+C+D+E) 2,463,758 (1,558,715) F. Cash and cash equivalents at beginning of the year 3 8,833,647 10,392,362 Cash and cash equivalents at end of the year (A+B+C+D+E+F) 3 11,297,405 8,833,647 The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (6) NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2025, the controlling shareholder of D-Market is Joint Stock Company Kaspi.kz. (Note 17). On 6 July 2021, the Company completed an initial public offering (“IPO”) of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. The offering included 41,670,000 ADSs offered by the Company and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on 1 July 2021. On 17 October 2024, the Group’s then-controlling shareholders, being Hanzade Vasfiye Doğan Boyner,, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi.kz”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65% of the Group’s share capital. The transaction was approved by the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on 29 January 2025, on which date Kaspi.kz became our new controlling shareholder (the “Change of Control”). Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares were converted into Class B shares. As of 31 December 2025, the Group has 3,611 employees (2024: 3,743). The address of the registered office is as follows: Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No: 12 Tower 2 Floor 2 Şişli, Istanbul - Türkiye Subsidiaries The Subsidiaries included in these consolidated financial statements are as follows: • D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”) • D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”) • Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”) • Hepsi Finansman A.Ş. (“Hepsi Finansman”) (former trade name “Doruk Finansman A.Ş”) • Hepsiburada Global B.V. (“Hepsiburada Global”) • Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global A.Ş.“) D Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Türkiye (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Ödeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform. D Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other customers.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (7) NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS (Continued) Hepsi Finansal was founded on 1 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Hepsi Finansman A.Ş. Hepsi Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Hepsi Finansman. Hepsi Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Hepsi Finansman operates as a consumer financing company in Türkiye. Hepsiburada Global was founded on 28 July 2023 in the Netherlands. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces. Hepsiburada Global A.Ş. was founded on 29 March 2024 in Türkiye. Hepsiburada Global A.Ş. aims to facilitate to manage Hepsiburada’s cross border e-commerce operations. NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS 2.1 Basis of preparation The accompanying consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”). The Company maintais its books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. In addition, the Company has prepared its consolidated financial statements in accordance with the accounting policies disclosed in Note 2.7 for the purpose of fair presentation in accordance with TFRS. Consolidated financial statements have been presented in accordance with the TAS taxonomy published by the POA on 3 July 2024. Financial reporting in hyperinflationary economy With the announcements made by the Public Oversight Accounting and Auditing Standards Authority (POA) on 23 November 2023, entities applying TFRSs have started to apply inflation accounting in accordance with “TAS 29 Financial Reporting in Hyperinflation Economies as of financial statements for the annual reporting period ending on or after 31 December 2025. TAS 29 is applied to the financial statements, including the consolidated financial statements, of any entity whose functional currency is the currency of a hyperinflationary economy. According to the standard, financial statements prepared in the currency of a hyperinflationary economy are presented in terms of the purchasing power of that currency at the balance sheet date. Prior period financial statements are also presented in the current measurement unit at the end of the reporting period for comparative purposes. The Group has therefore presented its consolidated financial statements as of December 31, 2024, on the purchasing power basis as of December 31, 2025. The adjustments made in accordance with IAS 29 were made using the adjustment coefficient obtained from the Consumer Price Index (CPI) of Turkey published by the Turkish Statistical Institute (TÜİK). As of December 31, 2025, the indices and adjustment coefficients used in the adjustment of the consolidated financial statements are as follows: Date Index Adjustment Coefficient Three years compound inflation rates 31 December 2025 3513.87 1.000 211% 31 December 2024 2684.55 1.309 291% 31 December 2023 1859.38 1.890 268%

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (8) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.1 Basis of preparation (Continued) The main elements of the Group's adjustment process for financial reporting in hyperinflationary economies are as follows: - Current period consolidated financial statements prepared in TRY are expressed in terms of the purchasing power at the balance sheet date, and amounts from previous reporting periods are also adjusted and expressed in terms of the purchasing power at the end of the reporting period. - Monetary assets and liabilities are not adjusted as they are already expressed in terms of the current purchasing power at the balance sheet date. In cases where the inflation-adjusted values of non-monetary items exceed their recoverable amount or net realizable value, the provisions of TAS 36 “Impairment of Assets” and TAS 2 “Inventories” are applied, respectively. - Non-monetary assets and liabilities and equity items that are not expressed in terms of the current purchasing power at the balance sheet date have been adjusted using the relevant adjustment coefficients. - All items in the comprehensive income statement, except for those that have an impact on the comprehensive income statement of non-monetary items on the balance sheet, have been indexed using the coefficients calculated for the periods when the income and expense accounts were first reflected in the financial statements. - The impact of inflation on the Group's net monetary asset position in the current period is recorded in the net monetary gain/(loss) account in the consolidated income statement. Functional and presentation currency Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional and the presentation currency of the Group. Going concern The Group incurred operating losses for the past two years. An operating loss of TRY,3,990 million was incurred during the year 2025, while accumulated losses as of 31 December 2025 amounted to TRY 12,370 million. The Group generated positive operating cash flows amounting to TRY 9,732 million in 2025 and its cash and cash equivalents as of 31 December 2025 amounts to TRY 11,308 million. Based on its current business plan, the Group’s cash and cash equivalents will be sufficient to fund its operations for at least twelve months from the issuance date of these consolidated financial statements. Management of the Group believes that it will be in a position to cover its liquidity needs through cash on hand, cash generated from operations, available credit lines or a combination thereof, when necessary. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (9) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.2 Significant accounting assessments, estimates and assumptions Estimates and assumptions are continuously evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Although these estimates and assumptions are based on all management information related to the events and transactions, actual results may differ from them. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amount of asset and liabilities are as follows: Recognition and measurement of share-based payments Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As further disclosed in Note 15, the Group has granted an equity settled share-based payment plan where management personnel, other employees and directors are entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummated its initial public offering required complex and subjective judgments. The estimated number of stock awards that will ultimately vest based on service condition requires judgement, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. In 2025, equity-settled share based payment plans are modified to cash settled as disclosed in Note 15. Recognition and estimated useful lives of website development costs Costs that are directly associated with the development of website and identifiable and unique software products controlled by the Group are recognized as intangible assets as they meet the recognition criteria in TAS 38 and SIC 32 as explained in detail in Note 2.7. The Group anticipates that its website development costs are capable of generating revenues and satisfy the requirement of future probable economic benefit. The carrying amounts of the Group’s intangible assets are reviewed at each reporting date to determine whether there is an indication of impairment, considering future profit projections. Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY795,828 thousand higher/TRY856,162 thousand lower as at 31 December 2025 (2024: TRY631,082 thousand higher/TRY815,463 thousand lower). The useful lives of the website development costs are estimated by management at the time the asset is capitalized and reviewed for appropriateness at each reporting date. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Amortization starts when the asset is ready for use (Note 12).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (10) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.2 Significant accounting assessments, estimates and assumptions (Continued) TFRS 16 application and discount rates used for measurement of lease liability The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined or if that rate cannot be readily determined, the Group uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value of the right of use assets in similar economic environment. The Group determines its incremental borrowing rate with reference to its existing and historical cost of borrowing adjusted for the term and security against such borrowing. In addition, the management assesses the expected length of the leases and this assessment takes into account non-cancellation and extension options. The Group evaluate whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (as a change in business strategy). Recognition and measurement of deferred tax assets The Group has only recognised deferred income tax assets for Hepsijet. The Group has not recognised deferred income tax assets for the rest of the entities in the Group. With respect to rest of the Group carry forward tax losses, unused tax incentives and other deductible temporary differences due to macroeconomic challenges give rise to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent of that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax assets could materially impact the Group’s result of operations. Provisions In determining the provisions, the possibilities of negative outcome and the liabilities that may arise are evaluated by the Company’s legal counsel taking into account expert opinions, if necessary. The Group management determines the amount of the provisions based on its best estimate (Note 14). Allowance for doubtful receivables The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, Buy Now Pay Later (“BNPL”) receivables, loan receivables and credit card receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and those events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance for doubtful receivables is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (11) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.3 Basis of consolidation The consolidation principles used in the preparation of these consolidated financial statements are summarised below: a) These consolidated financial statements include the accounts of the parent company, D-Market and its subsidiaries (collectively referred to as the “Group”) on the basis set out in sections (a) to (b) below. The financial statements of the companies included in the consolidation are based on the accounting principles and presentation basis applied by the Group. b) Subsidiaries are all companies over which D-Market has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control: - Power over the investee; - Exposure or rights to variable returns from involvement with the investee; - The ability to use power over the investee to affect the amount of the investor’s returns. The proportion of ownership interest represents the effective shareholding of the Group through the shares held by D-Market and indirectly by its subsidiaries. The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2025 and 2024. Subsidiaries 31 December 2025 31 December 2024 D-Ödeme 100.00% 100.00% D-Fast 100.00% 100.00% Hepsi Finansal 100.00% 100.00% Hepsi Finansman 100.00% 100.00% Hepsiburada Global 100.00% 100.00% Hepsiburada Global A.Ş (*) 100.00% - (*) Hepsiburada Global A.Ş. was founded on 29 March 2024, with an aggregate issued share capital of TRY5,050,000 of which total amount was paid in on 29 March 2024. Hepsiburada Global A.Ş. aims to facilitate the management of Hepsiburada’s cross border e-commerce operations. As of 31 December 2025, cross-border e-commerce operations has been downsized. The balance sheet and statement of comprehensive income/(loss) of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (12) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.4 Offsetting Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. 2.5 The new standards, amendments and interpretations The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2025 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRIC interpretations effective as of 1 January 2025 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs. i) Standards, amendments and interpretations applicable as of 31 December 2025: • Amendment to TAS 21 – Lack of Exchangeability; effective from annual periods beginning on or after 1 January 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations.This change had no material impact on the financial position and performance of the Group. ii) Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025: ● Amendment to TFRS 17 - Insurance Contracts; Applicable to annual reporting periods beginning on or after January 1, 2023. This standard replaces TFRS 4, which currently allows for a wide variety of applications. TFRS 17 will fundamentally change the accounting of all entities that issue insurance contracts and investment contracts with optional participation features. Due to the postponement of the effective date of TFRS 17 to January 1, 2027, in accordance with the Communiqué on the Presentation of Financial Statements of Insurance, Reinsurance and Pension Companies, published in the Official Gazette on December 15, 2025 by the Board of Directors, the Public Oversight Board (KGK) sent a letter dated January 7, 2026, numbered E-64088382-045.01-39032, to the Presidency of the Turkish Insurance, Reinsurance and Pension Companies Association, regarding insurance..." It has been stated that the application date of TFRS 17 to the individual and consolidated financial statements of banks and holding companies that have subsidiaries/affiliates of reinsurance or pension companies has been postponed to January 1, 2027. Management does not expect that this standard will have material impact on the consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (13) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025 (Continued): ● Amendment to TFRS 9 and TFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (early adoption is available). These amendments: • clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; • clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; • add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). Management does not expect that this standard will have material impact on the consolidated financial statements. • Annual improvements to TFRS – Volume 11; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 amendments are to the following standards: • TFRS 1 First-time Adoption of International Financial Reporting Standards; • TFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing TFRS 7; • TFRS 9 Financial Instruments; • TFRS 10 Consolidated Financial Statements; and • TAS 7 Statement of Cash Flows. Management does not expect that this amendment will have material impact on the consolidated financial statements. • Amendment to TFRS 9 and TFRS 7 - Power Purchase Arrangements; effective from annual periods beginning on or after 1 January 2026 but can be early adopted subject to local endorsement where required. These amendments change the 'own use' and hedge accounting requirements of TFRS 9 and include targeted disclosure requirements to TFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These are described as ‘contracts referencing nature-dependent electricity’. Management does not expect that this amendment will have material impact on the consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (14) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025 (Continued): • Amendments to TAS 21 - Translation to a Hyperinflationary Presentation Currency; effective from annual periods beginning on or after 1 January 2027. These narrow-scope amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if: • its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or • it is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy. Management does not expect that this amendment will have material impact on the consolidated financial statements. The amendments aim to improve the usefulness of the resulting information in a cost-effective manner. Developed in response to stakeholder feedback, these amendments are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency. • Amendments to Illustrative Examples on TFRS 7, TFRS 18, TAS 1, TAS 8, TAS 36 and TAS 37- Disclosures about Uncertainties in the Financial Statements; These amendments include Examples illustrating how an entity applies the requirements in TFRS Accounting Standards as issued by POA to disclose the effects of uncertainties in its financial statements. The Examples demonstrate how to disclose the impacts of uncertainties within climate-related scenarios, but the principles and requirements are also applicable to disclosure of other uncertainties. The Examples do not add to or change requirements in TFRS Accounting Standards as issued by POA and therefore there are no transition requirements. Instead, these Examples will accompany the respective TFRS Accounting Standards as issued by the POA to which they relate. The Examples do not have an effective date. Management does not expect that this amendment will have material impact on the consolidated financial statements. • TFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027.This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in TFRS 18 relate to: • the structure of the statement of profit or loss; • required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and • enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. a. Disclosures are expected to become increasingly detailed as entities implementation process progresses toward 2027. The level of detail that an entity includes in its disclosures will depend on the progress of its implementation activities, including those related to internal controls. For the year ending December 2025, entities that have yet to make significant progress in implementation might only disclose that they are actively assessing the impact of TFRS 18 and that more comprehensive disclosures cannot reasonably be provided.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (15) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025 (Continued): b. Where appropriate and reliable, consider including quantitative information. It may be appropriate to disclose preliminary figures, when the company has an appropriate and reliable basis for making such disclosures and provides clear explanations regarding their provisional nature. For example, an entity might quantify the effects on profit and loss subtotals. If the quantitative impact is not reasonably estimable, a statement to that effect should be included. An entity may disclose known and reasonably quantifiable impacts, but it is not expected to early provide TFRS 18 disclosures, such as an Management Performance Measure reconciliation, before the application date. c. Consider alignment with other public communications. If management has publicly detailed anticipated impacts, such as in an investor presentation, the TAS 8 financial statement disclosures should be consistent with these communications. d. Disclosures should be based on the information available through the date of issuance of the financial statements not only the end of the reporting period Management does not expect that this standard will have material impact on the consolidated financial statements. 2.6 Comparative information The consolidated financial statements of the Group include comparative financial information to enable the determination of the trends in the financial position and performance. Comparative figures are reclassified, where necessary, to conform to changes in presentation in the current period consolidated financial statements and the significant changes are explained. 2.7 Summary of significant accounting policies The significant accounting policies followed in the preparation of these consolidated financial statements are summarised below: Cash and cash equivalents Cash and cash equivalents includes cash on hand, demand and time deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Restricted cash and wallet deposits Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognized restricted cash and the corresponding wallet deposit liability in its consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (16) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Trade receivables A trade receivable is the Group’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured initially at the transaction price, and subsequently at amortized cost using the effective interest rate method, less provision for impairment. Loan receivables (Receivables from finance sector operations) Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortized cost, less any impairment. All loans are recognised in the consolidated financial statements when the customer is funded by the Group for an e-commerce transaction. Contract balances Contract assets When the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Group presents the contract as a contract asset, excluding any amounts presented as a receivable. Contract assets are subject to impairment assessment within the scope of expected credit loss calculation. Contract liabilities and merchant advances If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e., a receivable) before the Group transfers a good or service, the Group presents the respective amount as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services). Merchant advances consists of advances received from customers for marketplace transactions, which relate to undelivered orders and where the Group acts as an agent. The Group earns a commission for these transactions. The amount of advances payable to a merchant, net of commissions, is credited as a payable to the merchant when delivery is complete. Financial assets The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. The Group did not hold any financial assets in the “fair value through other comprehensive income” category as at 31 December 2025.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (17) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Financial assets (continued) a) Financial assets carried at amortized cost Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, “loan receivables”, “contract assets”, “financial investments”, “restricted cash” and “cash and cash equivalents” in the consolidated balance sheet. Impairment of trade receivables and customer contract assets The Group applies the TFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortized cost are also subject to the impairment requirements of TFRS 9, the identified impairment loss was immaterial. Impairment for loan and BNPL receivables The Group has adopted “three stages impairment approach (general model)” defined in TFRS 9 for the recognition of impairment losses on loan and BNPL receivables, carried at amortized cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows: “Stage 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognized and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date. “Stage 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognized and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument. “Stage 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognized. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on these receivables are accounted for under “other operating income/expenses” account of the consolidated statement of income.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (18) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Financial assets (continued) Derecognition A financial asset (or a part of a financial asset or group of similar financial asset) is derecognized when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the consolidated financial statements. b) Financial assets carried at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognised in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes. Trade payables and payables to merchants Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants for amounts received by the Group for products delivered by merchants to customers net of commissions, services charges and delivery costs and payables to other service providers. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Related parties For the purpose of these consolidated financial statements, shareholders who have control or joint control over the Group, key management personnel and Board members, in each case together with their close family members and the legal entities over which these related parties exercise control and significant influence, subsidiaries and joint ventures are considered and referred to as related parties. Inventories Inventories, comprising of trade goods, are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is defined as the initial cost. An entity may purchase inventories on deferred settlement terms. When the arrangement effectively contains a financing element, that element, for example a difference between the purchase price for normal credit terms and the amount paid, is recognised as interest expense over the period of the financing. The cost of inventories is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision for inventories is accounted in cost of sales.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (19) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Rebates The Group periodically receives consideration from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. Impairment of non-financial assets The Group assesses, at each reporting date, whether there is objective evidence that an asset is impaired. If any indication exists, the Group estimates the asset’s recoverable amount. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired. Impairment losses are recognized in statement of comprehensive income/(loss). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (discounted cash flows an asset is expected to generate based upon management’s expectations of future economic and operating conditions). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. Subsequent increase in the asset’s recoverable amount due to the reversal of a previously recognized impairment loss cannot be higher than the previous carrying value (net of depreciation and amortization). Property and equipment and related depreciation Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive income/(loss) as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows: Furniture and fixtures 5 -10 years Leasehold improvements 2 - 5 years Motor vehicles 5 years An impairment loss is charged to profit and loss for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use. Gains or losses on disposals of property and equipment, which is determined by comparing the proceeds with the carrying amount, are included in the related income and expense accounts, as appropriate. Intangible assets and related amortization Intangible assets comprise acquired software and rights. Acquired computer software licenses and rights are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Software and rights costs are amortized over their estimated useful lives of 3 to 15 years on a straight line basis.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (20) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Website development costs Costs that are directly associated with the development of website and unique software products controlled by the Group are recognized as internally generated intangible assets when the following criteria are met: • it is technically feasible to complete the software so that it will be available for use or sale; • management intends to complete the software and use or sell it; • there is an ability to use or sell the software; • it can be demonstrated how the software will generate probable future economic benefits; • adequate technical, financial and other resources to complete the development and to use or sell the software are available; and • the expenditure attributable to the software during its development can be reliably measured. Directly attributable costs that are capitalized as part of the development website and software include direct employee costs, an appropriate portion of relevant overhead and service costs incurred as part of the development. Development costs that do not meet the criteria above are recognized as expense as incurred. Development costs previously recognized as expense are not recognized as an asset in a subsequent period. Development costs recognized as an asset are amortized over their estimated useful lives between 2 and 4 years. Amortization starts when the asset is ready for use (Note 12). Capitalized development costs, stages of website development and useful lives are assessed in accordance with the requirements of SIC 32 Intangible Assets: Web Site Costs and TAS 38 Intangible Assets. Leases At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys right to control the use of an identified asset for a period of time in exchange for consideration. For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as lease separately from non-lease components of the contract. The Group determines the lease term as the non-cancellable period of lease, together with both: - periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and - periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of lease.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (21) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) The Group as a lessee For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximising the use of observable information. The non-lease components are not accounted for within the scope of TFRS 16. For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a change in circumstances that: Is within the control of the Group, Affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term. At the commencement date, the Group recognizes a right of use asset and a lease liability under the lease contract. Short-term lease agreements with a lease term of 12 months or less and agreements determined by the Group as low value have been determined to be within the scope of the practical expedient included in TFRS 16. For these agreements, the lease payments are recognized as an other operating expense in the period in which they are incurred. Such expenses have no significant impact on Group’s consolidated financial statements. Lease liability Lease liability is initially recognised at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate. After initial recognition, the lease liability is measured by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (22) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Lease liability (Continued) The Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate when: (a) there is a change in the lease term as a result of reassessment of the expectation to exercise a renewal option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or if not, its incremental borrowing rate at the date of reassessment. Where: (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including changes to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects the changes in the interest rate. The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss. The Group accounts for a lease modification as a separate lease if both: - The modification increases the scope of the lease by adding the right to use one or more underlying assets; - The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification; (a) allocates the consideration in the modified contract; (b) determines the lease term of the modified lease; and (c) remeasures the lease liability by discounting the revised lease payments using a revised discount rate. The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective date of the modification, if the interest rate implicit in the lease cannot be readily determined. It has been determined that short-term lease contracts with a lease term of 12 months or less and contracts with low value determined by the Group are within the scope of the facilitating application in TFRS 16. Lease payments for these contracts are recognized as other operating expense in the period in which they are incurred. Such expenses do not have a material impact on the consolidated financial statements of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (23) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Right of use assets The right of use asset is initially recognised at cost comprised of: - The amount of the initial measurement of the lease liability, - Any lease payments made at or before the commencement date, less any lease incentives received, - Any initial direct costs incurred by the Group, and - An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period. Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows: Useful lives Buildings 2 - 5 years Furniture and fixtures 4 - 5 years Software and rights 3 - 15 years Motor vehicles 3 years Deferred income taxes Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial statement purposes. Currently enacted or substantially enacted at period end tax rates are used to determine deferred income taxes. Deferred income tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. Deferred income tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (24) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Provision for post-employment benefits Under the Turkish Labour Law, the Group is required to pay post-employment benefits to each employee who has completed one year of service and achieves the retirement age (58 for women and 60 for men), or whose employment is terminated without due cause, or is called up for military service, or dies. Provision for post-employment benefits represents the present value of the estimated total reserve of the future probable obligation of the Group arising from the retirement of the employees calculated using the “Projected Unit Credit Method” and based on factors derived using the experience of personnel terminating their services. The current service cost which is recognized in the consolidated statement of comprehensive income/(loss), reflects the increase in the defined benefit obligation resulting from employee service in the current year. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive income/(loss). Provisions, contingent assets and liabilities Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Contingent assets and liabilities Contingent liabilities are not recognized in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable. Letters of guarantees given Letters of guarantees given are not recognized in the financial statements. They are disclosed only unless the possibility of an outflow of resources embodying economic benefits is remote. Consequently, these guarantees are measured at their nominal value and disclosed in Note 14.)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (25) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer. The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group obtains control of the goods or services before they are transferred to the customer, the Group is the principal in the transaction. If it is unclear whether the Group obtains control, an assessment is made as to whether the Group is the primary obligor for providing the goods, whether it is subject to inventory risk and if it has discretion in establishing prices to determine whether it controls the goods. When the Group controls the goods before they are transferred to the customer, revenues are recorded on a gross basis (“Retail”). When the Group does not obtain the control of the goods before they are transferred to the customer, revenues are recorded on a net basis (“Marketplace”). At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration, except interest income from credit card sales with installments. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognized as a reduction of revenue. The Group launched a paid subscription service “Hepsiburada Premium”, which allows subscribers to benefit from free deliveries, specific campaigns, discounts, cashbacks and subscription to a paid-TV channel. The Group estimates the unused amount of these incentives (for example cashbacks) that will be redeemed and recognizes a contract liability, as necessary, with the corresponding reduction in revenue over the subscription period. The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipara”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a contract liability and a revenue deduction when used. i. Sales of goods Sales of goods relate to transactions where the Group acts directly as the seller of goods purchased from the suppliers. In these transactions, the Group acts as the principal. Collections from the customer for the goods sold are made at the time orders are placed. Revenue is recognized when the goods are delivered to the customers. The Group recognizes revenue from sales of goods, net of return and discount. Variable consideration is common and takes various forms, including returns and discounts. Customers have a right to return goods within 14 days from delivery of the goods. A right of return is contractual. A customer exercising its right to return a good receives a full refund. The Group estimates future returns for its sales and recognizes a liability for the expected returns, as necessary. Discounts the Group provides to customers are recognized as a reduction of revenue.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (26) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition (continued) ii. Services revenues Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions). Marketplace commission The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed-rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain. The Group may, at times, provide discounts to customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received. Other contractual charges The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time. Delivery service revenues The Group provides end-to-end delivery and logistics services through its subsidiary, Hepsijet. The performance obligation involves the pick-up, sorting, and last-mile delivery of goods purchased both via the Group’s own e-commerce platform and through other e-commerce companies. The Group’s delivery model is designed to ensure a seamless customer experience where the Group controls the logistics network, manages the technological infrastructure, and assumes the primary responsibility for the delivery. Delivery revenues from merchants represent the portion generated through the delivery arrangements the Group provides to Marketplace sellers The Group acts as a principal for delivery revenue as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the tariffs for all types of delivery service revenues. Advertising revenues The Group provides various advertising services, such as placing banners, sponsored ads, video advertising and other advertising services. As the Group establishes pricing, controls the service and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. Revenue is recognized either at a point in time or over the period depending on the nature of the service and is billed mainly on a monthly basis. Subscription revenues The Group’s subscription service revenue includes fees associated with Hepsiburada Premium memberships. Hepsiburada Premium membership allows Hepsiburada Premium subscribers to benefit from free deliveries, specific campaigns, discounts, cashbacks and subscription to a paid-TV channel. Subscriptions are paid for at the time and revenue from such arrangements is recognized over the subscription period.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (27) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition (continued) Interest revenues Revenue from financial services comprises interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group launched consumer finance offering through Hepsi Finansman in January 2024. Hepsi Finansman started as embedded payment solution providing customers the opportunity to complete their purchase in Hepsiburada checkout. Hepsi Finansman allows the Group to provide loans for longer maturities (up to 36 months). The Group charges interest to its customers for the loans and recognizes such interest as revenue over the loan term. Interest income on BNPL receivables The Group launched end-to-end digital “Buy Now Pay Later” (“BNPL”) deferred payment facility in February 2022 which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly installments (lower in some categories where regulations limit the number of installments). BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. Installments are automatically collected from the selected credit or debit card of the customer. The Group charges interest to its customers for BNPL transactions and recognizes such interest as financial income over time during the installment period. Cost of sales Cost of inventory sold consists of the purchase price of consumer products, including supplier's rebates and subsidies, write-downs and losses of inventories. Borrowings All bank borrowings including debt securities are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 5). Supplier and merchant financing arrangements The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g., through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables. The Group generates commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. The Group receives its commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not bear any financial risk on the Group’s financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (28) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Share-based payments Share-based payment transactions are accounted for in accordance with TFRS 2. TFRS 2 encompasses all arrangements of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with TFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in profit or loss for the year. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. When the terms of share-based payment arrangements are modified such that they transition from equity-settled to cash-settled, the Group derecognizes the previously recognized equity-settled share-based payment reserve and recognizes a liability measured at the fair value as of the modification date. Any difference arising from the reclassification of amounts previously recognized in equity is treated as an equity reclassification and recorded within accumulated losses. Subsequently, the cash-settled share-based payments are fair value measured at each reporting date until settlement. A description of the existing share-based payment plan is disclosed in Note 15. Capital increases and dividends Ordinary shares are classified as equity. Pro-rata increases to existing shareholders are accounted for at par value as approved. Dividends on ordinary shares are recognized in equity in the period in which they are approved by the General Assembly Meeting. Treasury shares Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Foreign currency transactions and balances Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive income/(loss) in financial income or expense. Segment reporting of financial information Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), who are the Group CEO and the Board of Directors excluding independent members. Operating segments are determined by reference to the reports reviewed by CODM to make strategic decisions. CODM evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (29) NOTE 3 - CASH AND CASH EQUIVALENTS The analysis of cash and cash equivalents at 31 December 2025 and 2024 are as follows: 31 December 2025 31 December 2024 Banks - TRY denominated time deposits 10,407,285 2,053,807 - USD denominated time deposits 777,199 548,320 - TRY denominated demand deposits 91,185 110,514 - USD denominated demand deposits 17,104 21,380 - Other foreign currency deposits 14,841 15,441 - Money market funds 18 6,086,003 11,307,632 8,835,465 The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2025 are 38.27% per annum and 0.76% per annum, respectively (2024: 48.36% per annum for TRY, 0.42% per annum for USD). As of 31 December 2025, average maturity of time deposits is 10 days (31 December 2024: 11 days). As of 31 December 2025 and 2024, cash and cash equivalents do not include any restricted balances, as restricted cash is presented separately in the balance sheets. At 31 December 2025, cash and cash equivalents included interest accrual amounting to TRY10,227 thousand (2024: TRY1,818 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY11,297,405 thousand (2024: TRY8,833,647 thousand). Money market funds consist of mutual funds which include reverse repurchase agreements, government and private sector debt instruments which are readily convertible to cash. NOTE 4 - FINANCIAL INVESTMENTS 31 December 2025 31 December 2024 Financial assets measured at fair value through profit or loss 1,833,621 2,889,205 - Investment funds (*) 1,833,621 2,889,205 Financial assets carried at amortized cost 182,469 232,240 - Eurobonds (**) 182,469 232,240 2,016,090 3,121,445 (*) Financial assets measured at fair value through profit or loss consists of mainly foreign currency based mutual funds which include government and private sector debt instruments and some venture capital investment funds (2024: Financial assets measured at fair value through profit or loss consists of mutual funds which include government and private sector debt instruments). (**) Financial assets carried at amortized cost consists of eurobonds and the weighted average interest rate of debt instruments denominated in USD at 31 December 2025 are 6.80%. (2024: denominated in USD, 5.13%). There is a restriction on the financial asset until 6 February 2026 since they are used as collateral to a letter of credit issued by a financial institution on behalf of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (30) NOTE 4 - FINANCIAL INVESTMENTS (Continued) The movements of financial assets measured at fair value through profit or loss are as follows: 2025 2024 Beginning of the period - 1 January 2,889,205 3,008,678 Purchase of financial investments 2,206,510 8,216,004 Change in fair value recognized in the statement of comprehensive income/(loss) 64,703 167,046 Foreign exchange gains 359,923 575,051 Sales of financial investments (3,157,108) (7,808,937) Monetary loss (529,612) (1,268,637) 31 December 1,833,621 2,889,205 The movements of financial assets carried at amortized cost are as follows: 2025 2024 Beginning of the period - 1 January 232,240 246,974 Purchase of financial investments 209,340 263,365 Foreign exchange gains 32,319 34,156 Interest accrual 13,097 2,194 Sales of financial investments (238,221) (237,586) Monetary loss (66,306) (76,863) 31 December 182,469 232,240 NOTE 5 - BANK BORROWINGS 31 December 2025 31 December 2024 Short-term bank borrowings 596,550 1,049,058 Debt securities - 576,666 Other financial liabilities - 576,783 596,550 2,202,507 As of 31 December 2025, supplier and merchant financing loans make up TRY488,079 thousand of the short-term bank borrowings (2024: supplier and merchant financing loans make up TRY497,113 thousand of the short-term bank borrowings). For the year ended 31 December 2025, cash inflows of supplier and merchant financing loans are TRY5,887,846 thousand and cash outflows of supplier and merchant financing loans are TRY6,001,857 thousand (2024: cash inflows of supplier and merchant financing loans are TRY4,193,875 thousand and cash outflows of supplier and merchant financing loans are TRY3,802,857 thousand). All bank borrowings are denominated in Turkish Lira. As of 31 December 2025, the annual effective interest rate for bank borrowings is 51.8% and the average annual effective interest rate for supplier and merchant financing loans is 51.6% (2024: is between 66.7% for bank borrowings and 58.4% for supplier and merchant financing loans). The Group’s bank borrowings comprise fixed interest rate loans. Movement table of loans is disclosed in Note 27.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (31) NOTE 5 - BANK BORROWINGS (Continued) Other financial liabilities The Group entered into asset-backed secured borrowing arrangements under the factoring agreements related to BNPL receivables during 2025 and 2024. These borrowings had contractual maturities of up to 4 months (2024: 4 months) and carried effective interest rate averaging 43% (2024: 62%). All borrowings were fully repaid prior to year-end and, accordingly, no outstanding balance existed at 31 December 2025. The movements of asset backed secured borrowings for the years ended 31 December 2025 and 2024 are as follows: 2025 2024 Beginning of the period - 1 January 576,783 - Addition 554,763 1,427,293 Change in Interest accrual 79,645 70,196 Payments (1,123,326) (835,444) Monetary gain (87,865) (85,262) 31 December - 576,783 Debt securities The Group has obtained approval from Capital Markets Board of Türkiye (“CMB”) for the issuance of bonds or bills by Hepsi Finansman with a total aggregate principal amount of up to TRY1,050,000,000 on 1 August 2024. On 10 October 2024, the Group issued a bond with an amount of TRY375,603 thousand (with a nominal amount of TRY250,000 thousand) with a maturity date of 9 January 2025 and 10 April 2025 with 51.50% annual interest rate. On 6 November 2024, the Group issued a bond with an amount of TRY225,362 thousand (with a nominal amount of TRY150,000 thousand) with a maturity date of 5 February 2025 and 15 May 2025 with an annual basic interest rate of 51.50%. On 4 March 2025, the Group issued a bond with an amount of TRY 118,925 thousand (with a nominal amount of TRY100,000 thousand) with a maturity date of 3 September 2025 with 43.00% annual interest rate. On 30 April 2025, the Group issued a bond with an amount of TRY77,304 thousand (with a nominal amount of TRY66,950 thousand) with a maturity date of 27 October 2025 with an annual basic interest rate of 52.00%. On 17 July 2025, the Group obtained approval from the CMB for the continuance of limit for the issuance of bonds or bills by Hepsi Finansman with a total aggregate principal amount of up to TRY1,050,000 thousand until 17 July 2026. The movements of debt securities for the years ended 31 December 2025 and 2024 are as follows: 2025 2024 Beginning of the period - 1 January 576,666 - Issued securities 196,229 600,965 Change in Interest accrual 105,364 60,945 Payments (732,598) - Monetary gain (145,661) (85,244) 31 December - 576,666

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (32) NOTE 6 - TRADE, LOAN RECEIVABLES AND PAYABLES Trade receivables 31 December 2025 31 December 2024 Due from third parties 5,940,627 5,617,587 Due from related parties (Note 25) 206 19,057 Short term loan receivables 298,643 986,762 Long term loan receivables 26,751 114,655 6,266,227 6,738,061 Due from non-related parties – trade and loan receivables The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers. 31 December 2025 31 December 2024 Trade receivables 1,768,862 1,168,243 Credit card receivables (*) 3,424,248 1,635,576 Buy now pay later (“BNPL”) receivables (**) 1,003,002 2,656,284 Receivables from suppliers (***) 466,390 453,953 Short term loan receivables 500,517 1,182,493 Long term loan receivables 26,751 114,655 Less: Provision for loan of receivables (201,874) (195,731) Less: Provision for impairment of receivables (****) (721,875) (296,469) 6,266,021 6,719,004 The movements in provision for impairment of receivables for the years ended 31 December 2025 and 2024 are as follows: 2025 2024 1 January 296,469 117,376 Additions during the year 552,651 338,403 Collections (7,389) (14,436) Unused amount reversed - (79,715) Monetary gain (119,856) (65,159) 31 December 721,875 296,469

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (33) NOTE 6 - TRADE RECEIVABLES AND PAYABLES (Continued) The movements in provision for impairment of loan receivables for the years ended 31 December 2025 and 2024 are as follows: 2025 2024 1 January 195,731 - Additions during the year 301,312 209,609 Collections - (813) Unused amount reversed (219,613) - Monetary gain (75,556) (13,065) 31 December 201,874 195,731 (*) Credit card receivables are due from banks and they are collectable in 54 days on average (2024: in 38 days on average) whereas they are collected in 19 days on average (2024: are collected in 19 days) if the Company elects to pay a fee to the banks. (**) The Group’s average maturity of its outstanding BNPL receivables is 64 days (2024: 85 days). (***) The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade and other receivables. (****) Provision for impairment of trade receivables is arisen from trade receivables and BNPL. The portion of BNPL receivables in provision for impairment of trade receivables is TRY 541,004 as of 31 December 2025 (2024: TRY 217,750). As of 31 December 2025, the Group’s exposure to credit risk arising from trade receivables are disclosed in Note 27. Trade payables 31 December 2025 31 December 2024 Due to related parties (Note 25) - 16,939 Due to third parties 25,879,493 19,599,492 25,879,493 19,616,431 Due to third parties 2025 2024 Payables to retail suppliers and service providers 15,106,017 11,342,600 Payables to merchants (*) 10,773,476 8,256,892 25,879,493 19,599,492 (*) Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs. (*) As of 31 December 2025, payables arising from supplier and merchant financing arrangements, included in payables to retail suppliers and service providers, amounts to TRY161,327 thousand (2024: TRY374,356 thousand). The Group’s average maturity of its outstanding payables is 71 days for retail suppliers and 20 days for merchandise suppliers (2024: 57 days for retail suppliers and 21 days for merchandise suppliers).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (34) NOTE 7 – OTHER PAYABLES Due to non-related parties 31 December 2025 31 December 2024 Taxes and funds payable 456,679 876,156 456,679 876,156 NOTE 8 - INVENTORIES 31 December 2025 31 December 2024 Trade goods 8,993,673 8,004,631 Less: Provision for impairment (264,405) (149,181) 8,729,268 7,855,450 Inventories include TRY71,942 thousand of subsequently returned goods based on the Group’s return policy as of 31 December 2025 (2024: TRY101,149 thousand). The movements in provision for impairment of trade goods were as follows: 2025 2024 1 January 149,181 172,232 Additions during the year 115,224 (23,051) 31 December 264,405 149,181 NOTE 9 – PREPAID EXPENSES AND DEFERRED INCOME Short-term prepaid expenses 31 December 2025 31 December 2024 Prepaid expenses (*) 482,810 416,959 Advances given 33,896 24,933 516,706 441,892 (*) Prepaid expenses mainly consist of expenses related to information technologies, insurance and marketing. Long-term prepaid expenses 31 December 2025 31 December 2024 Prepaid expenses 39,800 15,014 39,800 15,014

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (35) NOTE 9 – PREPAID EXPENSES AND DEFERRED INCOME (Continued) Short-term deferred income 31 December 2025 31 December 2024 Other deferred income (**) 34,950 281,833 Received upfront fee under Amerikan depository shares program (***) 102,350 102,350 Partnership upfront fee (*) 76,885 76,885 Bank promotion income - 99,928 214,185 560,995 Long-term deferred income 31 December 2025 31 December 2024 Received upfront fee under American depository shares program (***) 161,236 260,918 Partnership upfront fee (*) 126,024 192,108 Other deferred income(**) 215,253 201,365 502,513 654,391 (*) Partnership upfront fee consists of prepayments received by the Group within the scope of partnerships with global payment technology companies. (**) Other deferred income mainly consists of convenience fees received in advance within the scope of BNPL. (***) American Depository Shares ("ADS") fees collected under the depository service agreement for seven-year period, that was signed between the Group and depository bank and which is recognized as other income on a pro-rata basis. NOTE 10 - CONTRACT ASSETS AND LIABILITIES Contract assets 31 December 2025 31 December 2024 Contract assets from merchandise and service sales - 58,550 - 58,550 Contract assets represent earned but not invoiced delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2024: less than 1 month). Contract liabilities 31 December 2025 31 December 2024 Contract liabilities from merchandise and service sales 2,785,921 2,496,045 2,785,921 2,496,045 These amounts relate to undelivered orders and include contract liabilities, which will be recognized as revenues, as well as advances received from customers for marketplace transactions amounting to TRY1,475,784 thousand (2024: TRY1,753,532 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (Note 6) when delivery is complete. Average delivery date varies between 1-4 days.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (36) NOTE 11 - PROPERTY AND EQUIPMENT The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2025 and 2024 were as follows: 1 January 2025 Additions Disposals 31 December 2025 Cost: Vehicles 140,716 787 (5,185) 136,318 Furniture and fixtures (*) 2,209,961 355,469 (43,794) 2,521,636 Leasehold improvements 494,567 70,594 - 565,161 Total 2,845,244 426,850 (48,979) 3,223,115 Accumulated depreciation: Vehicles (79,589) (26,018) 3,098 (102,509) Furniture and fixtures (1,297,873) (331,972) 38,526 (1,591,319) Leasehold improvements (379,526) (62,284) - (441,810) Total (1,756,988) (420,274) 41,624 (2,135,638) Net book value 1,088,256 1,087,477 (*) Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center. From depreciation and amortization expenses, TRY475,186 thousand (2024: TRY435,188 thousand) is included in general administrative expenses, TRY2,696,248 thousand (2024: TRY2,245,670 thousand) is included in marketing, selling and distribution expenses. 1 January 2024 Additions Disposals 31 December 2024 Cost: Vehicles 136,892 3,824 - 140,716 Furniture and fixtures (*) 1,782,969 490,499 (63,507) 2,209,961 Leasehold improvements 433,926 60,641 - 494,567 Total 2,353,787 554,964 (63,507) 2,845,244 Accumulated depreciation: Vehicles (52,492) (27,097) - (79,589) Furniture and fixtures (1,032,747) (309,277) 44,151 (1,297,873) Leasehold improvements (318,462) (61,064) - (379,526) Total (1,403,701) (397,438) 44,151 (1,756,988) Net book value 950,086 1,088,256 (*) Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center. There is no collateral, pledge or mortgage on tangible assets as of 31 December 2025 (2024: None).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (37) NOTE 12 - INTANGIBLE ASSETS The movements in intangible assets and related accumulated amortization during the years ended 31 December 2025 and 2024 were as follows: 1 January 2025 Additions(*) Transfer Impairment 31 December 2025 Cost: Acquired software and rights 1,846,827 201,142 2,026 - 2,049,995 Website development costs(**) 7,689,742 1,786,047 - (386,907) 9,088,882 Other(***) 16,276 3,697 (2,026) - 17,947 Total 9,552,845 1,990,886 - (386.907) 11,156,824 Accumulated amortization: Acquired software and rights (1,300,272) (226,345) - - (1,526,617) Website development costs (4,249,052) (1,626,466) - 117,450 (5,758,068) Total (5,549,324) (1,852,811) - 117,450 (7,284,685) Net book value 4,003,521 3,872,139 (*) Personnel bonus provision related to direct employee costs amounting to TRY149,239 thousand is capitalized as part of the website development costs for the year ended 31 December 2025 (2024: TRY146,352 thousand). (**) During the year ended 31 December 2025, the Group recognised an impairment loss of TRY269,457 thousand related to certain website development costs. (***) Website development costs include projects under development amounting to TRY852,601 thousand (2024: TRY429,764 thousand) which are not amortized as of 31 December 2025. (****) Other mainly includes projects in progress which are transferred to acquired software and rights upon completion. 1 January 31 December 2024 Additions Transfer 2024 Cost: Acquired software and rights 1,578,717 264,912 3,198 1,846,827 Website development costs 5,871,505 1,818,238 7,689,743 Other 11,651 7,823 (3,198) 16,276 Total 7,461,873 2,090,973 - 9,552,845 Accumulated amortization: Acquired software and rights (1,134,181) (166,091) - (1,300,272) Website development costs (2,825,310) (1,423,742) - (4,249,052) Total (3,959,491) (1,589,833) - (5,549,324) Net book value 3,502,382 4,003,522 As of December 31, 2025, there are no collaterals, mortgages and pledges on intangible assets (2024: None).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (38) NOTE 13 - LEASES Right of use assets 1 January 31 December 2025 Additions 2025 Cost: Buildings 3,585,314 868,345 4,453,659 Furniture and fixtures 1,077,529 351,489 1,429,018 Software and rights 324,881 52,688 377,569 Vehicles 937,694 128,549 1,066,243 Total 5,925,418 1,401,071 7,326,489 Accumulated amortization: Buildings (2,429,989) (634,923) (3,064,912) Furniture and fixtures (877,642) (97,936) (975,578) Software and rights (285,285) (10,556) (295,841) Vehicles (631,209) (154,933) (786,142) Total (4,224,125) (898,348) (5,122,473) Net book value 1,701,293 2,204,016 1 January 31 December 2024 Additions Disposals 2024 Cost: Buildings 2,562,075 1,023,239 - 3,585,314 Furniture and fixtures 1,083,058 - (5,529) 1,077,529 Software and rights 324,881 - - 324,881 Vehicles 633,503 304,191 - 937,694 Total 4,603,517 1,327,430 (5,529) 5,925,418 Accumulated amortization: Buildings (1,997,803) (432,186) - (2,429,989) Furniture and fixtures (733,343) (148,548) 4,249 (877,642) Software and rights (276,018) (9,267) - (285,285) Vehicles (527,623) (103,586) - (631,209) Total (3,534,787) (693,587) 4,249 (4,224,125) Net book value 1,068,730 1,701,293

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (39) NOT 13 – LEASES (Continued) Lease liabilities 31 December 2025 31 December 2024 Short-term lease liabilities 1,050,937 535,459 Long-term lease liabilities 778,337 764,000 1,829,274 1,299,459 Lease liabilities are discounted using the Group's incremental borrowing rates in the lease (where applicable). As of 31 December 2025, the weighted average annual incremental borrowing rates of the Group for TRY is 40% (2024: TRY; 43%). The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements. NOTE 14 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES Short term provisions 31 December 2025 31 December 2024 License fee (*) 260,494 235,637 Provision for Competition Authority penalty (**) - 4,746 Provision for legal disputes (***) 61,673 43,728 322,167 284,111 (*) The E-Commerce Law and the E-Commerce Regulation provide an obligation for electronic commerce intermediary service providers operating in Türkiye to obtain and annually renew an e-commerce license. Therefore, the Group has calculated and recognized a provision amounting to TRY289,025 thousand for the 2025 license fee in its consolidated financial statements. (2024: TRY235,637 thousand). (**) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 37 companies in total regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities had violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The allegations that led to the investigation solely related to direct or indirect agreements regarding non-solicitation of employees that potentially restricted competition in the labor markets in Türkiye. In June 2021, without notice, TCA officials conducted an on-site inspection at our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. In August 2021, we received a notification from the TCA stating that the Competition Board, the decision-making body of the TCA, had decided to initiate an investigation against 11 additional companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. In April 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. Following an oral hearing meeting on 18 July 2023, the Competition Board concluded its investigation and rendered its decision on 26 July 2023 and numbered 23-34/649-218, stating that the Company had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY3,985 thousand (with a 25% discount on early payment) on Hepsiburada. The reasoned decision of the Competition Board was served on Hepsiburada on 27 June 2025 and was subsequently published on the official website of the TCA on 10 July 2025. The administrative fine imposed by the Competition Board has been paid by applying the 25% early payment discount and the process has been completed. (***) Legal disputes mainly comprise labour lawsuits claimed against the Group in the amount of TRY54,106 (2024: TRY 26,419).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (40) NOTE 14 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued) Short term provisions (Continued) The movements in provisions for the years ended 31 December 2025 and 2024 are as follows: 1 January 2025 Current year charge/(reverse) Paid during the year Monetary gain 31 December 2025 License fee 235,637 289,025 (214,093) (50,075) 260,494 Competition Authority penalty 4,746 - (3,985) (761) - Legal disputes 43,728 37,074 (5,396) (13,733) 61,673 284,111 326,099 (223,474) (64,569) 322,167 1 January 2024 Current year charge/ (reverse) Paid during the year Monetary gain 31 December 2024 License fee - 235,637 - - 235,637 Provision for Turkish Capital Markets Board fee 100,114 - (78,637) (21,477) - Competition Authority penalty 6,852 - - (2,106) 4,746 Legal disputes 47,484 23,837 (12,143) (15,450) 43,728 154,450 259,474 (90,780) (39,033) 284,111 Contingent liabilities The Group received requests from the Turkish tax authority for initiation of tax audits for the financial year 2022, with respect to corporate income tax and VAT, in October 2023, for D-Market, in February 2024, for D-Ödeme and in March 2024 for D-Fast. As of the approval date of these financial statements, tax investigations and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigations are routine and ordinary, except for the one which is initiated for D-Market which relates to a specific type of transactions. The Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective year. Based on these facts and due to the uncertainty as to the final outcome of the investigations, no provision has been recognized in these consolidated financial statements. Letters of guarantee given The letters of guarantees provided to public institutions and suppliers within the framework of banks being a guarantor are amounting to TRY9,178,544 thousand at 31 December 2025 (2024: TRY7,001,726 thousand).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (41) NOTE 15 – EMPLOYEE BENEFITS Employee Benefit Related Liabilities 31 December 2025 31 December 2024 Social security premiums payable 114,268 116,376 Payables to personnel 4,473 8,868 118,741 125,244 Short term provisions for employment benefits 31 December 2025 31 December 2024 Provision for personnel bonus 561,613 531,151 Provision for unused vacation 289,063 152,269 Cash-settled share-based payment liabilities 165,962 - 1,016,638 683,420 The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2025 and 2024 are as follows: 1 January 2025 Current year charge Paid during the year Monetary gain 31 December 2025 Personnel bonus(*) 531,151 617,491 (505,700) (81,329) 561,613 Unused vacation 152,269 213,113 (22,500) (53,819) 289,063 Cash-settled share-based payment liabilities - 215,093 - (49,131) 165,962 683,420 1,045,697 (528,200) (184,279) 1,016,638 1 January 2024 Current year charge Paid during the year Monetary gain 31 December 2024 Personnel bonus(*) 380,894 600,824 (356,966) (93,601) 531,151 Unused vacation 166,034 54,598 (11,599) (56,764) 152,269 546,928 655,422 (368,565) (150,365) 683,420 (*) Personnel bonus provision related to direct employee costs amounting to TRY149,239 thousand is capitalized as part of the website development costs for the year ended 31 December 2025 (2024: TRY146,352 thousand).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (42) NOTE 15 – EMPLOYEE BENEFITS (Continued) Long term provision for employee benefits 31 December 2025 31 December 2024 Provision for post-employment benefits 188,703 201,287 Cash-settled share-based payment liabilities 74,240 - 262,943 201,287 The movements in provisions for long term cash-settled share-based payment liabilities for the year ended 31 December 2025 is as follows: 1 January 2025 Current year charge Paid during the year Monetary gain 31 December 2025 Cash-settled share-based payment liabilities - 96,222 - (21,982) 74,240 - 96,222 - (21,982) 74,240 Post-employment benefits Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable is equivalent to one month’s salary for each year of service limited to a maximum of TRY53,919.68 for each year of service at 31 December 2025 (2024: TRY41,828.42 (historical amount). Post-employment benefit liability is not funded and there is no legal funding requirement. TAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability: 2025 2024 Discount rate (%) 4.00 3.00 Probability of retirement (%) 69.80 74.65 The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY64,948.77 (historical amount) which is effective from 1 January 2026, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2024: TRY46,655.43(historical amount) effective from 1 January 2025).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (43) NOTE 15 – EMPLOYEE BENEFITS (Continued) The movements in the provision for the post-employment benefit for the years ended 31 December 2025 and 2024 are as follows: 2025 2024 At 1 January 201,287 197,075 Charge for the year 61,086 63,157 Interest cost 41,483 28,147 Actuarial losses 3,737 28,890 Payments during the year (64,073) (46,289) Monetary gain (54,817) (69,693) At 31 December 188,703 201,287 Share-based payments On 25 March 2021, the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (‘’IPO’’) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares will be delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors. On 24 April 2023, the Board of Directors adopted revisions to Group’s share based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group’s performance. The revisions made to the share based payment plan consisted of allocating the unused portion of the share amount of the First Period into two newly created periods, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria of the share based payment plan and without affecting the vested rights of the individuals that have been covered under the First, Second and Third Period based on their individual agreement signed prior to the date of the revision. The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. In the plan approved on 25 March 2021, service-based awards vest in three tranches until 31 January 2025. In the plan approved on 24 April 2023, service-based awards vest in three tranches until 31 January 2027. The cost of equity settled plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled plans granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (44) NOTE 15 – EMPLOYEE BENEFITS (Continued) The following table summarizes the Group’s granted share units: Number of units Weighted average grant date fair value Outstanding as of 31 December 2024 2,486,954 579.24 Units granted - - Units vested (982,837) 77.61 Units forfeited (vested) (95,697) 21.95 Units modified to cash-settled (1,408,420) 1.077 Outstanding as of 31 December 2025 - - Number of units Weighted average grant date fair value Outstanding as of 31 December 2023 2,835,380 425.06 Units granted 2,367,881 128.72 Units vested (2,632,362) 89.41 Units forfeited (vested) (83,945) 57.81 Outstanding as of 31 December 2024 2,486,954 579.24 On 4 July 2025, the Group modified certain equity-settled share-based payment awards into cash-settled awards following a management decision. The modification did not change the number of granted units but changed the classification of the awards from equity-settled to cash-settled in accordance with IFRS 2. Upon modification, the previously recognized equity-settled share-based payment reserve relating to the unvested portion of the awards amounting to TRY1,516,835 thousand was derecognized and replaced with cash-settled share-based payment liabilities measured at fair value at the modification date. The difference between the carrying amount of the equity-settled share-based payment reserve and the fair value of the cash-settled share-based payment liabilities was recognized amounting to TRY636,948 thousand within accumulated losses as an equity reclassification adjustment, as it relates to amounts previously recognized amounting to TRY879,887 thousand in equity. Cash-settled share-based payment awards are measured at the fair value of the liability incurred. The cash-settled share-based payment liability is subsequently measured at each reporting date and at settlement date using appropriate valuation techniques that consider the terms and conditions of the awards and the underlying share price. Changes in fair value after the modification date are recognized in profit or loss over the remaining vesting period. During the year, a portion of the cash-settled awards was settled in cash. The remaining balance represents the liability for awards that have vested or partially vested but remain unpaid as of the reporting date. The movement in the liability recognized for cash-settled share-based payment awards is as follows: 2025 2024 At 1 January - - Liability recognized upon modification of equity-settled awards 879,887 - Cash payments (708,548) - Service cost recognized during the year 139,976 - Monetary gain (71,113) - At 31 December 240,202 -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (45) NOTE 15 – EMPLOYEE BENEFITS (Continued) During the year, cash payments amounting to TRY708,548 thousand were made to employees. In addition, a further expense of TRY139,976 thousand was recognized in relation to services received from employees under the cash-settled arrangement. As of 31 December 2025, the remaining liability related to cash-settled share-based payment award amounted to TRY240,202 thousand. Scheduled vesting of outstanding share-based payment awards (restricted stock units) as of 31 December 2025 and 2024 is as follows: 2025 2024 2025 - 1,792,403 2026 73,163 653,423 2027 546,085 41,128 Total 619,248 2,486,954 As of 31 December 2024, all outstanding restricted stock units were classified as equity-settled share-based payment awards. During 2025, 1,408,420 units were modified from equity-settled to cash-settled awards. During the year, the cash settled portion of 789,172 units vested. Accordingly, as of 31 December 2025, all restricted stock units represent cash-settled share-based payment awards. The modification did not affect the contractual vesting schedules of the awards. NOTE 16 - OTHER ASSETS AND LIABILITIES Other current assets 31 December 2025 31 December 2024 Value added tax (“VAT”) receivables 144,932 38,073 Other 125,619 56,871 270,551 94,944 Other non-current assets 31 December 2025 31 December 2024 Other 755 1,223 755 1,223 Other current liabilities 31 December 2025 31 December 2024 Expense accruals 319,051 293,139 Refund liabilities 107,454 172,678 Other (*) 261,279 175,786 687,784 641,603 (*) Other liabilities mainly consist of withholding tax refunds which will be paid to our digital advertising suppliers.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (46) NOT 17 – EQUITY Share capital As of 31 December 2024, the Group’s authorised and paid-in share capital comprised 325,998,290 shares (2023: 325,998,290 shares) with a nominal value of TRY 0.20 per share (2023: TRY 0.20). The historical value of paid-in capital was TRY65,200 thousand. Of the total shares, 40,000,000 were Class A shares (owned by Hanzade Vasfiye Doğan Boyner) and 285,998,290 were Class B shares (owned by Hanzade Vasfiye Doğan Boyner and other shareholders). On 17 October 2024, the Group’s then-controlling shareholders (Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, and Işıl Doğan; collectively, the Selling Shareholders) entered into a share purchase agreement with Kaspi.kz for the sale of all Class A and Class B shares held by the Selling Shareholders, representing 65% of the Group’s total share capital (including treasury shares). The Change of Control was completed on 29 January 2025, at which point Kaspi.kz became the controlling shareholder of the Group and the Selling Shareholders ceased to hold any shares. On the same date, all outstanding Class A shares were converted into Class B shares, resulting in a unified share structure with one vote per share, and these unified shares were subsequently renamed as ‘ordinary shares’. Following the Change of Control, on 31 January 2025, the Extraordinary General Assembly Meeting of Shareholders approved amendments to the Articles of Association to reflect the termination ofthe dual class share structure in accordance with former Article 7/A of the Articles of Association. As a result, all privileges previously attributed to Class A shares have terminated, and any references to Class A or Class B shares in the Articles of Association have been removed. Effective as of 4 March 2025, the share capital of the Company is represented by 321,382,906 issued and outstanding ordinary shares. Each ordinary share grants one vote to its holder. On 11 November 2025, Kaspi.kz signed an agreement with TurkCommerce B.V to purchase 10,000,000 ordinary shares, increasing its ownership to 69% including treasury shares (70% excluding treasury shares). The transaction was completed on 17 November 2025 and reported in Schedule 13D/A on 18 November 2025. Between 3 December and 17 December 2025, Kaspi.kz purchased 12,264,387 ordinary shares represented by ADSs in privately negotiated transactions at US$2.95 per share, increasing its total ownership to 72% including treasury shares (73% excluding treasury shares). with the changes reported in Schedule 13D/A filings on 5 December and 29 December 2025. On 17 November 2025, the Extraordinary General Assembly approved a share capital increase of TRY4,171,960 thousand of newly issued ordinary shares out of TRY7,169 thousand allocated to nominal capital and TRY4,164,791 thousand to share premium. The nominal share capital increased from TRY65,200 thousand (325,998,290 shares) to TRY72,368 thousand (361,840,584 shares), with the nominal value per share remaining TRY 0.20. Kaspi.kz exercised its pre-emptive rights and additionally subscribed for 6,001,288 ordinary shares not exercised by other shareholders, acquiring a total of 35,842,294 ordinary shares. The capital increase was registered with the Istanbul Trade Registry and published on 23 December 2025. The Group is directly controlled by Kaspi.kz, which owns 75% of the total share capital of Group (including treasury shares) and 76% of the total voting power (which excludes treasury shares).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (47) NOT 17 – EQUITY (Continued) Share capital (Continued) Share capital (restated values of shares) as of 31 December 2025 and 2024 is as follows: 2025 Share (%) 2024 Share (%) Joint Stock Company Kaspi.kz 712,084 75% - - Public shares 139,047 15% 188,622 20% TurkCommerce B.V. 86,299 9% 123,931 13% Hanzade Vasfiye Doğan Boyner - - 201,958 21% Vuslat Doğan Sabancı - - 140,314 15% Yaşar Begümhan Doğan Faralyalı - - 140,314 15% Arzuhan Doğan Yalçındağ - - 127,976 14% Işıl Doğan - - 5,876 >1 937,430 99 928,991 98 Other (*) 12,112 <1 13,382 <1 Total Issued capital 949,542 100 942,373 100 (*) Represents the nominal value of treasury shares acquired. Share premium Share premium as of 31 December 2025 and 2024 is as follows: 2025 2024 Share premium 19,713,114 27,370,776 19,713,114 27,370,776 In accordance with the Turkish Commercial Code and the principle set forth in repeated Article 298/A of the Tax Procedure Law stating that inflation differences related to equity items may be set off against prior years’ losses or added to share capital by corporate taxpayers, and that such transactions are not deemed as dividend distribution; the Board of Directors of the Company decided to set off the inflation difference arising from the share issuance premium (emission premium) of the Company, calculated as of 31 December 2023, against prior years’ losses in the amount of TRY11,822,453 thousand. On 17 November 2025 the Company increased its share capital to a total of an aggregate amount of TRY4,171,960 thousand of which TRY7,169 thousand were allocated to the nominal value of the newly issued ordinary shares and the remaining TRY4,164,791 thousand were allocated to the share premium. Restricted reserves 2025 2024 Restricted reserves 30,600 30,600 30,600 30,600 The restricted (“legal”) reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (48) NOT 17 – EQUITY (Continued) Treasury shares According to a contribution agreement entered into between the Group and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY230,216 thousand (USD$3,975 thousand) towards the settlement amount and the Group agreed to purchase 4,615,384 shares of the Company from TurkCommerce B.V. against payment of TRY320,970 thousand (USD$5,732 thousand) which was partially offset by the settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of these shares was completed on 18 October 2023. The repurchased shares are recognized as treasury shares and presented as a deduction from equity. Following the termination of the Company’s dual-class share structure in March 2025, all share classes were redesignated as ordinary shares. Accordingly, the treasury shares are presented as ordinary shares as of 31 December 2025. The treasury shares continue to be held by the Company and have not been reissued, distributed, or cancelled during the year. The shares were originally acquired in connection with the Company’s share-based payment arrangements; as of 31 December 2025, no treasury shares were utilized under share-based payment plans. Reserve portion of treasury shares will be reclassified restricted reserve once accumulated gains/(losses) will be on gain side. NOTE 18 – REVENUE AND COST OF SALES Revenue 1 January - 1 January - 31 December 2025 31 December 2024 Sales of goods 57,102,793 50,494,375 Delivery service revenues 12,355,750 10,295,632 Marketplace revenues (*) 9,874,466 9,491,687 Other revenues (**) 5,318,811 4,387,878 84,651,820 74,669,572 (*) Marketplace revenues mainly consist of marketplace commission and other contractual charges to the merchants. (**) Other revenues mainly include advertising revenues amounting to TRY2,130,834 thousand (2024: TRY1,761,384 thousand), subscription service revenues amounting to TRY1,678,359 thousand (2024: TRY1,311,733 thousand) and interest revenues and other commissions. The Group recognizes revenue from the sales of goods and marketplace revenues at a point in time, which is at the completion of theorder delivery. Delivery service revenues are recognized over time. Subscription service and advertising revenues included in otherrevenues are recognized at a point in time or over the period and other commissions included in other revenues are recognized at a pointin time. All contracts are for periods of the expected original duration of one year or less. The Group’s revenues are generated in Türkiye, therefore no disaggregated geographical information is presented. Cost of sales 1 January - 1 January - 31 December 2025 31 December 2024 Cost of merchandise sales (56,633,844) (46,680,915) Shipping and packaging expenses (8,171,712) (9,243,810) (64,805,556) (55,924,725)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (49) NOTE 19 – MARKETING, SELLING AND DISTRIBUTION EXPENSES AND GENERAL ADMINISTRATIVE EXPENSES Marketing, selling and distribution expenses 1 January - 1 January - 31 December 2025 31 December 2024 Advertising expenses (7,305,917) (5,617,923) Personnel expenses (3,474,778) (3,280,934) Depreciation and amortization (475,186) (435,188) Utilities expenses (333,932) (273,694) Consultancy expenses (122,823) (49,667) Insurance expenses (30,891) (23,055) Technology expenses (6,995) (10,054) Other (605,730) (496,166) (12,356,252) (10,186,681) General administrative expenses 1 January - 1 January - 31 December 2025 31 December 2024 Personnel expenses (4,000,512) (4,013,343) Depreciation and amortization (2,696,248) (2,245,670) Technology expenses (821,652) (959,375) Consultancy expenses (413,851) (347,099) Insurance expenses (140,646) (146,818) Other (367,092) (387,477) (8,440,001) (8,099,782) NOTE 20 – EXPENSES BY NATURE 1 January - 1 January - 31 December 2025 31 December 2024 Cost of merchandise sales (56,633,844) (46,680,915) Shipping and packaging expenses (8,171,712) (9,243,810) Personnel expenses (7,475,290) (7,294,277) Advertising expenses (7,305,917) (5,617,923) Depreciation and amortization (Note 11, 12, 13) (3,171,434) (2,680,858) Technology expenses (828,647) (969,429) Consultancy expenses (536,674) (396,766) Other (1,478,291) (1,327,210) (85,601,809) (74,211,188)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (50) NOTE 21 - OTHER INCOME AND EXPENSES FROM OPERATING ACTIVITIES Other income from operating activities 1 January - 1 January - 31 December 2025 31 December 2024 Interest income on credit sales 1,425,428 1,797,837 Rediscount interest income 295,300 66,268 Bank promotion income 141,374 92,784 Depository income 102,350 155,860 Partnership income 76,885 77,096 Service income 38,572 30,069 Reversal of doubtful provisions 11,375 8,563 Foreign currency exchange gains 6,078 3,563 Other 149,868 175,230 2,247,230 2,407,270 Other expense from operating activities 1 January - 1 January - 31 December 2025 31 December 2024 Interest expenses on purchases (3,267,907) (3,141,311) Provision for doubtful receivables (857,949) (541,327) Foreign currency exchange losses (421,505) (455,331) Licence fee provision (Note 14) (289,025) (235,637) Credit card processing (2,038) (73,572) Credit card chargebacks (12,397) (11,746) Legal provisions (30,364) (4,615) Witholding tax payments(*) (632) (2,004) Impairment of intangible assets (269,457) - Other (136,000) (95,245) (5,287,274) (4,560,788) (*) Withholding tax payments are in connection with the advertising services received from digital advertising platforms. The Group has previously received withholding tax amounts from the tax authority as a result of the positive outcome of objection lawsuitsfiled by the Group against the tax authority. Such amounts were recognised as other operating income in 2021 and 2022 uponrecollection. The Council of State overruled the positive decision of the primary court in 2023 and 2024 and accordingly, the Grouprepaid such amounts in 2023 and 2024. (**) On 5 December 2022, the Company and TurkCommerce B.V. entered into a binding term sheet according to which TurkCommerce B.V. agreed to contribute TRY230,216 thousand (USD3,975 thousand) provided that the two class actions involving the Company to be settled and certain other conditions to be met. On 28 September 2023, subsequent to meeting all conditions in the binding term sheet, the Company signed a contribution agreement with TurkCommerce B.V. for a collection of TRY230,216 thousand (USD3,975 thousand) which has been collected by the Group by purchase of treasury shares (Note 17).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (51) NOTE 22 – INCOME AND EXPENSES FROM INVESTMENT ACTIVITIES 1 January- 1 January-Income from investment activities 31 December 2025 31 December 2024 Foreign currency exchange gains 392,244 609,204 Fair value gains (Note 4) 66,960 167,046 Interest income 13,097 2,194 472,301 778,444 NOTE 23 - FINANCIAL INCOME AND FINANCIAL EXPENSES AND FEE 1 January- 1 January-Financial income 31 December 2025 31 December 2024 Interest income 2,697,906 2,263,220 Foreign currency exchange gains 175,370 282,717 Other 231,932 160,186 3,105,208 2,706,123 1 January- 1 January-Financial expenses and fee 31 December 2025 31 December 2024 Fee for collection of credit card receivables (7,342,911) (5,829,237) Interest expenses on bank borrowings (616,132) (398,046) Foreign currency exchange losses (66,164) (2,784) Interest expenses on lease liabilities (617,598) (278,383) Other (40,880) (26,328) (8,683,685) (6,534,778)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (52) NOTE 24 - NET MONETARY POSITION GAINS (LOSSES) The Board Decision of POA on the “Presentation of Footnote Explanations” regarding the Net Monetary Position Gains (Losses) item was published in the Official Gazette dated October 26, 2024 and numbered 32704. There is a need to disclose in the financial statement footnotes the amounts of the “Net Monetary Position Gains (Losses)” item, which are presented in the financial statements and subject to inflation adjustment, and which non-monetary assets or liabilities, index-related assets or liabilities, equity and comprehensive income statement items they arise from. 31 December 2025 31 December 2024 Non-Monetary Items: Inventories 259,024 402,495 Prepaid expenses 51,928 64,360 Property, equipment and intangible assets 1,478,214 1,710,072 Right of use assets 1,045,282 1,018,415 Goodwill 40 75 Deferred income (329,218) (468,878) Share capital (20,142) (37,873) Treasury shares 49,357 92,808 Other reserves 496,667 (194,280) Share premium (1,314,801) (2,475,355) Other comprehensive losses that will not be reclassified in profit or loss 32,902 50,308 Restricted reserves (490) (922) Retained earnings 376,065 1,289,570 2,124,828 1,450,795 Profit or Loss Statement: Revenue (8,152,538) (9,413,931) Cost of sales (-) 7,433,343 8,225,442 General administrative expenses (-) 378,771 754,634 Marketing, sales and distribution expenses (-) 794,808 825,946 Other operating income (90,248) 443 Other operating expenses (-) 228,578 83,709 Income from investment activities (5,516) (20,982) Expenses from investment activities (-) 405 - Financial income (364,436) (346,717) Financial expenses and fee (-) 1,007,557 1,085,309 Current Period Tax Expense / Income 593 - 1,231,317 1,193,853 Net monetary position gains/(losses) 3,356,145 2,644,648

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (53) NOTE 25 - TAXATION ON INCOME (INCLUDING DEFERRED TAX ASSET AND LIABILITIES) The reconciliation of the taxation on income are as follows: 1 January- 1 January-31 December 2025 31 December 2024 Income/(loss) before income taxes (5,742,321) (2,100,697) Tax calculated at enacted tax rate of 25% (2024: 25%) 1,435,580 525,174 Utilized tax losses and incentives 104,341 388,960 Effect of unrecognized deferred taxes and inflation adjustments (1,458,371) (913,979) Other (38,405) (155) Income tax expense 43,145 - Current income tax assets 31 December 2025 31 December 2024 Prepaid taxes and funds 382,410 88,978 382,410 88,978 Current income tax Current income tax for the reporting period exclusively pertains to Hepsijet, (2025: TRY6,012, 2024: None) with no other Group entities incurring taxable income for the year ended 31 December 2025. The Group has no current income tax expense for the years ended 31 December 2024 and 2023. Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis. Turkish Corporate Tax Law has been amended by Law No. 5520 dated 13 June 2006. Most of the articles of this new Law No. 5520 have come into force effective from 1 January 2006, setting the corporate tax rate as 20%. With the provisional article 13 added to the Corporate Tax Law and with the 11th article of the Law 7316 published in the Official Gazette dated 22 April 2021, the corporate tax rate, which was 20% as of 31 December 2020, is applied at the rate of 25% for the corporate earnings in 2021 and 23% for the corporate earnings in 2022 (20% for the year 2023 and onwards). With the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, the corporate tax rate has been permanently increased to 23% for the 2022 taxation period, and this change was valid between 1 July 2022 and year end. An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on 5 July 2023, and published in the Official Gazette on 15 July 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (54) NOTE 25 - TAXATION ON INCOME (INCLUDING DEFERRED TAX ASSET AND LIABILITIES) (Continued) Current income tax (continued) In accordance with the "General Communiqué on Tax Procedure Law No: 555" published in the Official Gazette dated 30 December 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Türkiye for the 2023 accounting period are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of 1 January 2024 and opening inflation effects will not be taken into consideration in the calculation of the period tax for 2023. In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax. Corporation tax rate is applicable on the total income of the companies after adjusting for certain disallowable expenses, income tax exemptions (participation exemption, etc.) and income tax deductions (for example research and development expenses deduction). No further tax is payable unless the profit is distributed. Dividends paid to non-resident corporations, which have a place of business in Türkiye, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax. Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income (2024: 25%; 2023: 25%). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government. In Türkiye, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods. Deferred income taxes The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under TFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for TFRS and tax purposes. Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. The Group’s tax incentives are related to the Research and Development Tax Incentive regime in Turkiye and the Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. Unused tax incentives have no expiration date. 2025 2024 Net deferred tax assets /(liabilities): Deferred tax assets 47,929 - Deferred tax liabilities (-) - - 47,929 -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (55) NOTE 25 - TAXATION ON INCOME (INCLUDING DEFERRED TAX ASSET AND LIABILITIES) (Continued) As of 31 December 2025 and 2024, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below: Total temporary differences Deferred income tax assets/(liabilities) 2025 2024 2025 2024 Deferred income tax assets and liabilities: Tax incentives (7,103,220) (5,230,536) 1,813,403 1,323,925 Property and equipment and intangible assets (2,423,900) (2,558,343) 604,694 637,525 Lease liabilities (1,562,285) (1,285,378) 392,987 321,832 Carry forward tax losses (1,363,452) (733,827) 409,036 220,148 Accrued expenses, contract liabilities and merchant advances (1,143,119) (765,918) 289,662 195,626 Employee benefit obligations (616,072) (611,915) 156,699 159,462 Trade receivables (554,694) (822,050) 138,495 205,045 Deferred income (507,206) (207,131) 126,802 51,782 Provision for license fee (260,494) (235,637) 65,123 58,909 Inventories (198,370) (433,167) 55,153 111,266 Legal provisions (93,813) (48,474) 23,453 12,118 Income accruals and contract assets - 58,551 - (14,638) Prepaid expenses 104,399 81,473 (26,236) (20,411) Trade payables and payables to merchants 554,384 343,658 (138,596) (85,915) Right of use assets 1,854,009 1,643,339 (468,381) (411,385) Total 3,442,294 2,765,289 Non recoverable net deferred tax assets (-) (3,393,137) (2,765,289) Deferred income tax assets, net 49,157 - Since the applicable tax rate is changed to 25% for the following years beginning from 1 January 2023, 25% tax rate is used in the deferred tax calculation of 31 December 2025 for all of the temporary differences. The movements of deferred tax assets and liabilities are as follows: 2025 2024 1 January - - Net income for the year charge 49,157 - Tax charge relating to components of other comprehensive income (1,228) - 31 December 47,929 -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (56) NOTE 25 - TAXATION ON INCOME (INCLUDING DEFERRED TAX ASSET AND LIABILITIES) (Continued) The expiration dates of tax losses for which the Group has not recognised any deferred income tax asset are as follows: 2025 2024 2025 - 3,765 2026 21,255 27,822 2027 72,576 94,996 2028 119,555 156,489 2029 272,005 450,755 2030 878,061 - Total 1,363,452 733,827 Global Minimum Complementary Corporate Tax Regulations Türkiye began adopting the OECD’s Global Minimum Tax for Multinational Enterprises regulations (Pillar 2) with the laws published inthe Official Gazette on 2 August 2024. The impact of these regulations on the Group’s financial position and performance has beenassessed, and it has been determined that there is no material impact. NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES Remuneration of key management personnel The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2025 and 2024 are as follows; 2025 2024 Salaries and other short-term employee benefits 1,442,445 1,321,469 Salaries and other short-term employee benefits include equity settled share-based payments amounting to TRY216,074 thousand in 2025 (2024: TRY235,534 thousand), comprising TRY76,098 thousand related to equity-settled share-based payments and TRY139,976 thousand arising from awards modified to cash-settled share-based payments during the year. Balances with related parties at 31 December 2025 and 2024: All related parties listed below are controlled by the Doğan Family members. Due from related parties 2025 2024 Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”) - 13,571 D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (“Nesine”) - 3,385 Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”) - 666 Other 206 1,435 206 19,057 Amounts due from other related parties mainly resulted from sale of trade goods.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (57) NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued) Due to related parties 2025 2024 Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”) - 14,155 D Gayrimenkul Yatırımları ve Ticaret A.Ş. - 923 Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş. - 263 Doğan Portal ve Elektronik Ticaret A.Ş. - 76 Other - 1,522 - 16,939 Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals, payables due to merchant financing and business combination arrangements. Service and product sales to related parties All related parties listed below are controlled by the Doğan Family members. 2025 2024 Nesine (*) 1,958 21,169 Doğan Yayıncılık (*) 487 6,517 Doğan Burda (*) 358 4,963 Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”) (*) 361 2,661 Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş. 137 1,602 Doğan Dış Ticaret - 5,554 Değer Merkezi Hizmetler ve Yönetim A.Ş. - 2,661 Otomobilite Motorlu Araçlar Ticaret A.Ş - 3,016 Aydın Doğan Vakfı - 1,880 D Gayrimenkul Yatırımları ve Ticaret A.Ş. - 1,725 Milta Turizm İşletmeleri A.Ş. - 958 Glokal Dijital Hizmetler ve Pazarlama A.Ş. - 691 Suzuki Motorlu Araçlar Pazarlama A.Ş. - 433 Other 375 6,790 3,676 60,620 (*) Transactions with related parties for 2025 herein only include those occurred between 1 January 2025 and 29 January 2025 since these entities were no longer the Group’s related parties after the Change of Control was completed on 29 January 2025.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (58) NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued) Service and product purchases from related parties 2025 2024 D Gayrimenkul Yatırımları ve Ticaret A.Ş. (*) 8,655 67,747 Doğan Dış Ticaret (*) 4,848 516,495 Doğan Yayıncılık (*) 2,502 31,579 Milta Turizm İşletmeleri A.Ş. (*) 56 844 Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş. - 8,420 Doğan Burda - 1,216 Karel Elektronik Sanayi ve Ticaret A.Ş - 1,204 Doğan Müzik Yapım ve Ticaret A.Ş. - 702 Değer Merkezi Hizmetler ve Yönetim A.Ş. - 52 Doğan Portal - 34 Nesine - 30 Other (*) 513 2,583 16,574 630,906 Purchase of treasury shares Purchase of treasury shares from TurkCommerce B.V. which is shareholder of the Group was separately disclosed in Note 17 and it is not included in the above purchases from related parties. NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS Financial risk management The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group’s overall risk management programmes focus on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by Board of Directors. Foreign currency risk The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits. The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2025 and 2024 in terms of TRY equivalents of foreign currency denominated assets and liabilities. As of 31 December 2025 US Dollar Euro GBP CHF Total Assets: Cash and cash equivalents 794,303 13,164 86 1,407 808,960 Financial investments 1,947,659 22,916 - - 1,970,575 Trade receivables 44,133 10,462 - - 54,595 Other current assets 33 - - - 33 Total assets 2,786,128 46,542 86 1,407 2,834,163 Liabilities: Trade payables and payables to merchants (2,718,908) (28,039) (52) (50) (2,747,049) Provisions (194,459) (112) - - (194,571) Total liabilities (2,913,367) (28,151) (52) (50) (2,941,620) Net foreign currency position (127,239) 18,391 34 1,357 (107,457)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (59) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Foreign currency risk (Continued) As of 31 December 2024 US Dollar Euro GBP CHF Total Assets: Cash and cash equivalents 569,700 15,337 58 47 585,142 Financial investments 3,082,805 - - - 3,082,805 Trade receivables 226,746 46,613 - - 273,359 Other current assets 30 - - - 30 Total assets 3,879,281 61,950 58 47 3,941,336 Liabilities: Trade payables and payables to merchants (1,826,110) (17,767) - (42) (1,843,919) Short term provisions (32,758) (312) - - (33,070) Total liabilities (1,858,868) (18,079) - (42) (1,876,989) Net foreign currency position 2,020,413 43,871 58 5 2,064,347 Foreign currency risk sensitivity The Group is exposed to foreign exchange risk arising primarily from the USD and EUR. The table below shows, the foreign currency sensitivity of the Company arising from 10% change in US dollar and Euro, GBP and CHF rates. The rate used as 10% is a fair benchmark for the Group as it is used in reporting of foreign currency risk and it is the anticipated rate change of the Company’s senior management. Sensitivity analysis includes only the monetary items in foreign currency at year end and shows the effect of 10% increase in foreign currency rates. Positive value implies the increase in net profit before income tax. 31 December 2025 Income/(Loss) Equity Foreign Foreign Foreign Foreign currency appreciates currency depreciates currency appreciate currency depreciates In case of 10% appreciation of US Dollar against TRY US Dollar net asset / (liability) (12,724) 12,724 - - US Dollar net -income/(loss) (12,724) 12,724 - - In case of 10% appreciation of Euro against TRY Euro net asset / (liability) 1,839 (1,839) - - Euro net -income/(loss) 1,839 (1,839) - - In case of 10% appreciation of GBP against TRY GBP net asset / (liability) 3 (3) - - GBP net -income/(loss) 3 (3) - - In case of 10% appreciation of CHF against TRY CHF net asset / (liability) 136 (136) - - CHF net -income/(loss) 136 (136) - -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (60) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Foreign currency risk sensitivity (Continued) 31 December 2024 Income/(Loss) Equity Foreign Foreign Foreign Foreign currency appreciates currency depreciates currency appreciate currency depreciates In case of 10% appreciation of US Dollar against TRY US Dollar net asset / (liability) 202,041 (202,041) - - US Dollar net -income/(loss) 202,041 (202,041) - - In case of 10% appreciation of Euro against TRY Euro net asset / (liability) 4,387 (4,387) - - Euro net -income/(loss) 4,387 (4,387) - - In case of 10% appreciation of GBP against TRY GBP net asset / (liability) 6 (6) - - GBP net -income/(loss) 6 (6) - - In case of 10% appreciation of CHF against TRY CHF net asset / (liability) 1 (1) - - CHF net -income/(loss) 1 (1) - -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (61) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Credit risk The substantial portion of the Group’s revenues was generated from transactions made via credit cards. Therefore, the resulting accounts receivable balances are secured by banks, the issuers of credit cards. In this context, the credit risk of the Group is substantially mitigatedfor credit card receivables. The Group also sells its products through BNPL receivables and loan receivables. Credit risk is monitored onan ongoing basis by the Group with an established policy, procedures and control relating to customer credit risk management. As 31 December 2025 and 2024 expected credit loss from trade receivables is as follows: 31 December 2025 Not past due Overdue 0-1 months Overdue 1-3 months Overdue 3-12 months Overdue more than 12 months Total Trade receivables 5,068,335 204,594 38,013 1,170,688 180,872 6,662,502 Expected credit loss 4,002 219 8,703 528,079 180,872 721,875 Loan receivables 254,822 19,788 22,856 229,802 - 527,268 Expected credit loss 8,111 708 7,118 185,937 - 201,874 31 December 2024 Not past due Overdue 0- 1 months Overdue 1- 3 months Overdue 3- 12 months Overdue more than 12 months Total Trade receivables 4,430,856 378,547 350,828 377,696 79,660 5,617,587 Expected credit loss 19,016 22,496 61,733 114,505 78,719 296,469 Loan receivables 711,070 121,154 141,695 127,498 - 1,101,417 Expected credit loss 13,817 13,543 46,400 121,971 - 195,731 Funding risk The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements. Liquidity risk The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities. ..

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (62) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Liquidity risk (Continued) Contractual Carrying undiscounted Up to 3 - 12 1 - 5 2025 value cash flow 3 months months years Non-derivative financial instruments: Trade payables and payables to merchants 25,879,493 26,166,334 25,648,274 518,060 - Lease liabilities 1,829,274 2,844,635 343,991 923,834 1,576,810 Bank borrowings 596,550 596,550 596,550 - - Wallet deposits 261,187 261,187 261,187 - - 28,566,504 29,868,706 26,850,002 1,441,894 1,576,810 Contractual Carrying undiscounted Up to 3 - 12 1 - 5 2024 value cash flow 3 months months years Non-derivative financial instruments: Trade payables and payables to merchants 19,599,492 19,949,685 18,432,602 1,517,083 - Lease liabilities 1,299,459 2,309,756 217,535 605,033 1,487,188 Bank borrowings 2,202,507 2,347,284 2,258,673 88,611 - Wallet deposits 232,474 232,474 232,474 - - Due to related parties 16,939 16,939 16,939 - - 23,350,871 24,856,138 21,158,223 2,210,727 1,487,188

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (63) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Capital risk management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue its operations in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt/(cash) to equity ratios at 31 December 2025 and 2024 were as follows: 2025 2024 Net debt/(cash) (Note 27) (8,881,808) (5,333,499) Total equity 2,011,596 4,347,566 Net debt/(net cash) to equity ratio (442)% (123)% Fair value of the financial instruments Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value: The fair values of certain financial assets and liabilities carried at amortised cost, including cash and cash equivalents, trade payables and payables to merchants, bank borrowings and lease liabilities are considered to approximate their respective carrying values due to their short-term nature. The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values. The estimated fair value of loan receivables and BNPL receivables represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates with similar currency and remaining maturity in order to determine their fair value. Fair value hierarchy The fair values of financial assets and financial liabilities are determined as follows: - Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. - Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices). - Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (64) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Fair value of the financial instruments (Continued) Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows: As of 31 December 2025 Financial assets Total Level 1 Level 2 Level 3 Money market funds (Note 3) 18 18 - - Investment funds at fair value (Note 4) 1,794,871 1,794,871 - - Venture capital investment funds at fair value (Note 4) 38,750 - - 38,750 1,833,639 1,794,889 - 38,750 As of 31 December 2024 Financial assets Total Level 1 Level 2 Level 3 Money market funds (Note 3) 6,086,003 6,086,003 - - Mutual funds at fair value (Note 4) 2,889,205 2,889,205 - - 8,975,208 8,975,208 - - NOTE 28 - CASH FLOW INFORMATION Movement in net debt for the year ended 31 December 2025 and 2024 is as follows; 2025 Lease liabilities Bank borrowings Total 1 January 1,299,459 2,202,507 3,501,966 Increase in lease liabilities 1,401,071 - 1,401,071 Cash inflows - 8,389,902 8,389,902 Cash outflows (1,123,562) (9,859,023) (10,982,585) Other non-cash movements (*) 617,598 264,024 881,622 Monetary gain (365,292) (400,860) (766,152) 31 December 1,829,274 596,550 2,425,824 Less: cash and cash equivalents (11,307,632) Net debt/(cash) (8,881,808) 2024 Lease liabilities Bank borrowings Total 1 January 522,330 352,034 874,364 Increase in lease liabilities 1,327,430 - 1,327,430 Cash inflows - 6,837,080 6,837,080 Cash outflows (616,958) (4,962,417) (5,579,375) Other non-cash movements (*) 278,383 373,556 651,939 Monetary gain (211,726) (397,746) (609,472) 31 December 1,299,459 2,202,507 3,501,966 Less: cash and cash equivalents (8,835,465) Net debt/(cash) (5,333,499) (*) Other non-cash movements consist of interest accrual and bank borrowings. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (65) NOTE 29 – INCOME/(LOSS) PER SHARE Income/(loss) per share is disclosed below: 2025 2024 (Loss)/income for the year (5,699,176) (2,100,697) Weighted average number of shares with face value of TRY0.20 each 372,266 328,364 Basic and diluted income/(loss) per share (15.31) (6.40) The equity-settled share-based payment awards (restricted stock units) could potentially dilute basic income/(loss) per share in the futurebut were not included in the calculation because they are antidilutive for the year ended 31 December 2024. There is no equity-settled share-based payment awards as at 31 December 2025. NOTE 30– AUDITOR FEES The fees related to the services received by the Group from the independent auditor/independent audit firm are presented below: 2025 2024 Fees for Independent audit during the reporting period (*) 92,141 130,963 Fees for tax consulting services - - Fees for other assurance services 300 393 Fees for non-audit services - - 92,441 131,356 (*) Audit fees for the years ended December 31, 2025 and 2024 relate to professional services provided for the audit of our financial statements or services that are customarily provided in connection with statutory audit engagements for the respective fiscal years. Of the total audit fees for 2025, TRY 79,7 million relates to Deloitte LLP (“Deloitte Kazakhstan”), TRY 9,7 million relates to DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“Deloitte”), and TRY 2,98 million relates to PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”). Of the total audit fees for 2024, TRY 128,2 million relates to PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”) and TRY 3,1 million relates to Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“EY”). NOTE 31- SUBSEQUENT EVENTS On 5 January 2026, Kaspi.kz signed a Stock Purchase Agreement to purchase 32,885,686 ordinary shares from TurkCommerce B.V for an aggregate purchase price of USD$97,013 thousand, representing an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 85.17%. The purchase transaction was completed on 9 January 2026, as reported in a Schedule 13D/A filed by Kaspi.kz on 7 January 2026. On 16 March 2026, Kazpi.kz agreed to purchase an aggregate of 1,773,645 ordinary shares (represented by ADSs) of Hepsiburada from an unrelated party at a purchase price of USD$2.95 per share, for an aggregate purchase price of USD$5,232 thousand. As a result of this transaction, Kaspi.kz ownership of Hepsiburada increased to 85.66%.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2025 (Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025 unless otherwise indicated.) (66) NOTE 31- SUBSEQUENT EVENTS (Continued) On 18 May 2026, Kaspi.kz purchased 1,968,787 Ordinary Shares (represented by ADSs) of the Issuer from an unrelated party at a purchase price of USD 2.89 per share, for an aggregate purchase price of USD 5,689,794.43. On 8 June 2026, Kaspi.kz purchased 1,885,027 Ordinary Shares (represented by ADSs) of the Issuer from an unrelated party at a purchase price of USD 2.87 per share, for an aggregate purchase price of USD 5,410,027.49. Together, these purchases represent an acquisition of approximately 1% of the Issuer's total Ordinary Shares outstanding. Kaspi.kz ownership of Hepsiburada increased to 86.74%. On July 1, 2026, Nilhan Gökçetekin stepped down as Chief Executive Officer. Effective the same date, Ender Özgün was appointed as the Chief Executive Officer of the Company, with overall responsibility for the Company, and Hakan Karadoğan was appointed as Chief Executive Officer of the Company's Delivery business. Both executives report to Chairman Mikheil Lomtadze and the Board of Directors. This management change has no financial impact on the Group's consolidated financial statements. Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. entered into liquidation pursuant to the Ordinary General Assembly Resolution registered on 30 December 2025.The notices inviting creditors were published in the Turkish Trade Registry Gazette No. 11490 dated 30 December 2025, No. 11495 dated 7 January 2026, and No. 11501 dated 15 January 2026. Following the expiry of the statutory three-month waiting period from the date of publication of the third notice, the final liquidation general assembly meeting was held on 29 June 2026.The resolution of the final liquidation general assembly was registered on 30 June 2026, and the Company was subsequently deregistered from the trade registry. At the General Assembly meeting of Hepsiburada Global B.V. held on August 7, 2026, it was decided to liquidate the company. The liquidation process is ongoing. On July 14, 2026, the Company’s Board of Directors resolved to convene an Extraordinary General Assembly Meeting on August 14, 2026, to approve a capital increase totaling TRY 9,321,419,250. If approved, the Company’s issued share capital of TRY 72,368,116.80, divided into 361,840,584 shares, will increase to TRY 86,653,816.80, divided into 433,269,084 shares, through the issuance of 71,428,500 new shares. The nominal value of TRY 0.20 per share will remain unchanged, and TRY 9,307,133,550 of the total contribution will be recognized as share premium. …………….